                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549


                                 SCHEDULE 13D

                   Under the Securities Exchange Act of 1934
                             (Amendment No.    )*

                      NORWOOD PROMOTIONAL PRODUCTS, INC.
                               (Name of Issuer)

                                 Common Stock
                        (Title of Class of Securities)

                                  669729-10-5
                                (CUSIP Number)


  Frank P. Krasovec, President               Richard J. McMahon, Esquire
           FPK, LLC                        Blank Rome Comisky & McCauley LLP
106 East Sixth Street, Suite 300                  One Logan Square
       Austin, Texas 78701              Philadelphia, Pennsylvania 19103-6998
         (210) 227-7629                           (215) 569-5500


                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)


                                March 15, 1998
            (Date of Event which Requires Filing of this Statement)



If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of (S)(S) 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  [_]


The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

-----------------------                                  ---------------------
 CUSIP NO. 669729-10-5           13D
-----------------------                                  ---------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
      (Entities Only)

      Frank P. Krasovec
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See
 2    Instructions)                                             (a) [_]
                                                                (b) [_]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS (See Instructions)
 4
      PF, SC
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e) [_]
 5
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      United States
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF
                          660,917
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8

     OWNED BY             0
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING
                          660,917
      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          0
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11

      660,917 (See Item 5)
------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
12    (See Instructions)
      [_]
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      13.0%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON (See Instructions)
14
      IN
------------------------------------------------------------------------------

-----------------------                                  ---------------------
 CUSIP NO. 669729-10-5           13D
-----------------------                                  ---------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (Entities only)

      James P. Gunning, Jr.
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See
 2    Instructions)                                             (a) [_]
                                                                (b) [_]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS (See Instructions)
 4
      PF, SC
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e) [_]
 5
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      United States
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF
                          500
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8

     OWNED BY             0
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING
                          500
      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          0
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11

      500 (See Item 5)
------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
12    (See Instructions)
      [_]
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      0.0%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON (See Instructions)
14
      IN
------------------------------------------------------------------------------

-----------------------                                  ---------------------
 CUSIP NO. 669729-10-5           13D
-----------------------                                  ---------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (Entities Only)

      John Finnell
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See
 2    Instructions)                                             (a) [_]
                                                                (b) [_]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS (See Instructions)
 4
      PF, OO, SC
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e) [_]
 5
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      United States
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF
                          200,054
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8

     OWNED BY             0
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING
                          200,054
      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          0
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11

      200,054 (See Item 5)
------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
12    (See Instructions)
      [_]
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      3.9%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON (See Instructions)
14
      IN
------------------------------------------------------------------------------

-----------------------                                  ---------------------
 CUSIP NO. 669729-10-5           13D
-----------------------                                  ---------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (Entities Only)

      George Bell Strob
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See
 2    Instructions)                                             (a) [_]
                                                                (b) [_]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS (See Instructions)
 4
      PF, SC
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e) [_]
 5
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      United States
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF
                          0
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8

     OWNED BY             53,193
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING
                          0
      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          53,193
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11

      53,193 (See Item 5)
------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
12    (See Instructions)
      [_]
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      1.0%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON (See Instructions)
14
      IN
------------------------------------------------------------------------------

-----------------------                                  ---------------------
 CUSIP NO. 669729-10-5           13D
-----------------------                                  ---------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (Entities Only)

      Brian P. Miller
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See
 2    Instructions)                                             (a) [_]
                                                                (b) [_]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS (See Instructions)
 4
      OO, SC
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e) [_]
 5
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      United States
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF
                          17,142
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8

     OWNED BY             0
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING
                          17,142
      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          0
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11

      17,142 (See Item 5)
------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
12    (See Instructions)
      [_]
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      0.3%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON (See Instructions)
14
      IN
------------------------------------------------------------------------------

-----------------------                                  ---------------------
 CUSIP NO. 669729-10-5           13D
-----------------------                                  ---------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (Entities Only)

      Paul W. Larson
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See
 2    Instructions)                                             (a) [_]
                                                                (b) [_]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS (See Instructions)
 4
      PF, BK, SC
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e) [_]
 5
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      United States
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF
                          62,298
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8

     OWNED BY             0
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING
                          62,298
      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          0
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11

      62,298 (See Item 5)
------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
12    (See Instructions)
      [_]
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      1.2%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON (See Instructions)
14
      IN
------------------------------------------------------------------------------

-----------------------                                  ---------------------
 CUSIP NO. 669729-10-5           13D
-----------------------                                  ---------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (Entities Only)

      Russell A. Devereau
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See
 2    Instructions)                                             (a) [_]
                                                                (b) [_]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS (See Instructions)
 4
      PF, SC
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e) [_]
 5
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      United States
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF
                          2,500
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8

     OWNED BY             0
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING
                          2,500
      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          0
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11

      2,500 (See Item 5)
------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
12    (See Instructions)
      [_]
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      0.0%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON (See Instructions)
14
      IN
------------------------------------------------------------------------------

-----------------------                                  ---------------------
 CUSIP NO. 669729-10-5           13D
-----------------------                                  ---------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (Entities Only)

      James Preston
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See
 2    Instructions)                                             (a) [_]
                                                                (b) [_]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS (See Instructions)
 4
      PF, SC
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e) [_]
 5
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      Canada
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF
                          0
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8

     OWNED BY             1,000
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING
                          0
      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          1,000
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11

      2,500 (See Item 5)
------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
12    (See Instructions)
      [_]
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      0.0%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON (See Instructions)
14
      IN
------------------------------------------------------------------------------

Item 1.  Security and Issuer.

     This Schedule 13D report relates to the Common Stock, no par value per share ("Common Stock"), of Norwood Promotional Products, Inc. (the "Issuer" or the "Company"). The address of the Issuer's principal executive offices is 106 East Sixth Street, Suite 300, Austin, Texas 78701.

Item 2.  Identity and Background.

     This statement is being jointly filed by each of the following persons:
Frank P. Krasovec, James P. Gunning, Jr., John Finnell, George Bell Strob, Brian
P. Miller, Paul W. Larson, Russell A. Devereau, James Preston and Michael Linderman (collectively referred to herein as the "Reporting Persons").

     Due to Mr. Krasovec's ownership of 13% of the Issuer's stock, he presently has a Schedule 13G on file with the Commission. Mr. Krasovec's inclusion in this Schedule 13D serves to amend his previous Schedule 13G filing.

     Appendix A, which is incorporated herein by reference, sets forth the following information with respect to each Reporting Person and anyone with whom a Reporting Person shares voting or dispositive power with respect to his Common
Stock: (i) name, (ii) residence or business address, (iii) present principal occupation or employment, (iv) principal business and address of any corporation or other organization in which such employment is conducted, and (v) citizenship.

     Information with respect to each of the Reporting Persons is given solely by such Reporting Person, and no Reporting Person assumes responsibility for the accuracy or completeness of information given by another Reporting Person. By their signature on this Statement, each of the Reporting Persons agrees that this Statement is filed on behalf of such Reporting Person. Each of the Reporting Persons may be deemed to be holding their shares of Common Stock with the purpose (together with the other Reporting Persons) of acquiring control of the Issuer through the Merger (as described below); accordingly, the Reporting Persons may be deemed to constitute a "group" for purposes of Section 13(d)(3) of the Act. The Reporting Persons expressly disclaim that they have agreed to act as a group other than as described in this Statement. The filing of this Statement shall not be construed as an admission that any of the Reporting Persons is, for purposes of Section 13(d) or 13(g) of the Securities Exchange Act of 1934 (the "Exchange Act"), the beneficial owner of the shares of Common Stock covered by this Statement. It is anticipated that additional individuals may become Reporting Persons.

     None of the Reporting Persons or the other persons listed in this Item 2 has been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) during the last five years, or (ii) a party, during the last five years, to a civil proceeding or a judicial or administrative body of competent jurisdiction which resulted in any of them being subjected to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.  Source and Amount of Funds or Other Consideration.

     Each Reporting Person has purchased the Common Stock that he/she presently holds over a course of years for investment purposes with personal funds or a bank loan that has been paid. As described below, the Issuer and FPK, LLC, a limited liability company ("LLC") formed and wholly owned by Frank P. Krasovec, the Chairman, President and Chief Executive Officer of the Issuer have entered into a Merger Agreement pursuant to which a wholly-owned subsidiary of LLC will merge with the Issuer. As a result the Merger all shares of Common Stock of the Issuer (other than as described in Item 4 below) will be converted into the right to receive $20.70 per share. The amount of funds necessary for the purchase of such shares of Common Stock of Issuer is approximately $84 million.

     Financing for the Merger, which is being arranged by LLC includes (i) a $50 million senior secured credit facility to be provided to the Issuer pursuant to a commitment letter from Merrill Lynch Capital Corporation ("Merrill Lynch") and NationsBank, N.A. ("NationsBank") (of which $30 million will be

                                 SCHEDULE 13D
------------------------                                 ---------------------
  CUSIP NO. 669729-10-5
------------------------                                 ---------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
 1
        Michael Linderman

------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2    (See Instructions)                                        (a) [_]
                                                                (b) [_]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS*
 4
      (See Instructions) PF, SC
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e)                                         [_]
 5
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      United States
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF            54,475

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8
                          0
     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING             54,475

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          0
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
      54,475 (See Item 5)

------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
12    (See Instructions)
      [_]
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      1.1%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
14
      IN
------------------------------------------------------------------------------
provided by Merrill Lynch and $20 million by NationsBank), consisting of (A) a $25 million senior secured term loan, which will be fully drawn at the closing of the transaction ("Closing") and (B) a $25 million senior secured revolving credit facility, of which no more than $10 million will be drawn at Closing,
(ii) up to $100 million from the issuance by the Issuer of unsecured senior subordinated notes due 2008, which notes will be sold or placed pursuant to a highly confident letter by Merrill Lynch, Pierce, Fenner & Smith Incorporated and its affiliates and will be issued simultaneous with the Closing and (iii) $20 million from the issuance by the Issuer of pay-in-kind preferred stock which will be provided pursuant to a commitment letter from Ares Leveraged Investment Fund, L.P., an affiliate of Ares Management, L.P. Conditions to the consummation of the financing include, among other things, the execution and delivery of definitive documents, the satisfactory completion of due diligence by the financing sources and the absence of any material adverse change with respect to the Issuer. A portion of the above described financing will be used to pay down existing Issuer debt and as working capital for the Surviving Corporation (as defined below).

Item 4.  Purpose of Transaction.

          On March 15, 1998, LLC and Issuer entered into an Agreement and Plan of Merger (the "Merger Agreement"). Under the Merger Agreement, LLC will form a wholly-owned subsidiary ("Newco"), which will be merged with and into Issuer (the "Merger"), whereupon the separate existence of Newco will cease and the Issuer will continue as the surviving corporation ("Surviving Corporation").

     The Merger Agreement provides that, at the effective time of the Merger ("Effective Time"): (i) each share of Common Stock (collectively, the "Common Shares") issued and outstanding immediately prior to the Effective Time, other than as described in clause (iii), clause (iv) and other than those owned by Dissenting Shares holders (as defined below), will be converted into the right to receive $20.70 per share in cash (the "Merger Consideration"); (ii) all Common Shares to be converted into the right to receive the Merger Consideration pursuant to clause (i) will be canceled and retired, and each holder of Common Shares will thereafter cease to have any rights with respect to such Common Shares, except the right to receive the Merger Consideration; (iii) each Common Share issued and outstanding that is owned by any present or future Reporting Person (the "Buyout Group") immediately prior to the Effective Time will be converted into one fully paid and nonassessable share of common stock, $.01 par value, of the Surviving Corporation; (iv) each Common Share issued and outstanding and owned by the Issuer as treasury stock or by any of the Issuer's subsidiaries immediately prior to the Effective Time will be canceled and retired; (v) each share of capital stock of Newco issued and outstanding immediately prior to the Effective Time will be canceled and retired; and (vi) all notes and other debt instruments of the Issuer which are outstanding immediately prior to the Effective Time shall continue to be outstanding subsequent to the Effective Time as debt instruments of the Surviving Corporation, subject to their respective terms and provisions.

     At the Effective Time, each option, warrant and convertible debt instrument of the Issuer (each a "Stock Derivative") to purchase Common Shares shall continue to be outstanding subsequent to the Effective Time as options, warrants and convertible debt of the Surviving Corporation, subject to all expiration, lapse and other terms and conditions thereof, except that the term of all Stock Derivatives (other than convertible debt and employee incentive stock options) shall be extended for three years from the date of their current expiration.

     The Merger Agreement provides that the articles of incorporation and by-laws of the Issuer, as in effect immediately prior to the Effective Time, as amended to convert the par value of the Common Stock from no par to $.01 par value and to authorize the issuance of blank check preferred stock, shall become, from and after the Effective Time, the articles of incorporation and by-laws of the Surviving Corporation until amended in accordance with its terms and the Texas Business Corporation Act ("TCBA").

     The Merger Agreement provides that the directors and officers of Newco immediately prior to the Effective Time shall become, from and after the Effective Time, the directors and officers of the Surviving Corporation. Such persons will continue as directors or officers, as the case may be, of the Surviving Corporation until their successors have been duly elected or appointed and qualified or until their earlier death, resignation, or removal in accordance with the articles of incorporation and by-laws of the Surviving Corporation.

     The Merger is subject to, among other things, the approval of the holders of at least two-thirds of the outstanding Common Stock of the Issuer, the consummation of debt and equity financing to finance the transaction, the expiration or termination of the waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976 and compliance with Article 2.38 of the TCBA. Prior to the Effective Time, Issuer or LLC may terminate the Merger Agreement under certain circumstances, in each case as set forth in the Merger Agreement. The Reporting Persons intend to vote any shares of Issuer Common Stock held by them in favor of the Merger and in favor of any other transactions contemplated by the Merger Agreement.

     If the Merger is completed as planned, the Reporting Persons expect to cause the Issuer to seek to have the shares of Issuer Common Stock cease to be authorized to be listed on the NASDAQ National Market System.

     Other than as described above, none of the Reporting Persons has any current plans or proposals that relate to or would result in any of the actions described in Item 4 of Schedule 13D (although subject to the provisions of the Merger Agreement such Reporting Persons reserves the right to develop such plans).

Item 5.  Interest in Securities of the Issuer.

     As of the filing date of this Schedule 13D ("Filing Date"), Mr. Krasovec beneficially owns 660,917 shares of Common Stock, including 7,000 shares that Mr. Krasovec has the right to acquire through the exercise of Issuer stock options vesting on or before May 31, 1998 ("Vested Options") and excluding 23,000 shares Mr. Krasovec has the right to acquire through the exercise of Issuer stock options that do not vest until after May 31, 1998 ("Unvested Options"). Mr. Krasovec's 660,917 shares of Common Stock represent approximately 13.0% of the Issuer's outstanding Common Stock as of March 15, 1998. Mr. Krasovec has the sole power to vote or direct the vote and the sole power to dispose or to direct the disposition of the Common Stock of which he is the beneficial owner.

     As of the Filing Date, Mr. Gunning beneficially owns 500 shares of Common Stock, excluding 16,000 shares that Mr. Gunning has the right to acquire through the exercise of Unvested Options. Mr. Gunning's 500 shares of Common Stock represent less than 0.1% of the Issuer's outstanding Common Stock as of March 15, 1998. Mr. Gunning has the sole power to vote or direct the vote and the sole power to dispose or to direct the disposition of the Common Stock of which he is the beneficial owner.

     As of the Filing Date, Mr. Finnell beneficially owns 200,054 shares of Common Stock, including 9,728 shares that Mr. Finnell has the right to acquire through the exercise of Vested Options and excluding 11,500 shares Mr. Finnell has the right to acquire through the exercise of Unvested Options. Mr. Finnell's 200,054 shares of Common Stock represent approximately 3.9% of the Issuer's outstanding Common Stock as of March 15, 1998. Mr. Finnell has the sole power to vote or direct the vote and the sole power to dispose or to direct the disposition of the Common Stock of which he is the beneficial owner.

     As of the Filing Date, Mr. Strob beneficially owns 53,193 shares of Common Stock, including 16,008 shares that Mr. Strob has the right to acquire through the exercise of Vested Options and excluding 24,934 shares Mr. Strob has the right to acquire through the exercise of Unvested Options. Mr. Strob's 53,193 shares of Common Stock represent approximately 1.0% of the Issuer's outstanding Common Stock as of March 15, 1998. Mr. Strob holds all of his shares of Common Stock jointly with his wife, Debra Ann Strob. Accordingly, Mrs. Strob may be deemed to share in the power to vote or direct the vote of, the power to dispose or to direct the disposition of and the power to receive or direct the receipt of dividends from, or the proceeds from the sale of, Mr. Strob's Common Stock.

        As of the Filing Date, Mr. Miller beneficially owns 17,142 shares of Common Stock, excluding 2,500 shares Mr. Miller has the right to acquire through the exercise of Unvested Options. Mr. Miller's 17,142 shares of Common Stock represent approximately 0.3% of the Issuer's outstanding Common Stock as of March 15, 1998. On January 27, 1998, Mr. Miller sold 1,000 shares of Common Stock on the open market for $17.00 a share. On January 28, 1998, Mr. Miller sold 1,000 shares of Common Stock on the open market for $16.875 a share. On February 13, 1998, Mr. Miller sold 1,000 shares of Common Stock on the open market for $16.50 a share. Mr. Miller has the sole power to vote or direct the vote and the sole power to dispose or to direct the disposition of the Common Stock of which he is the beneficial owner.

        As of the Filing Date, Mr. Larson beneficially owns 62,298 shares of Common Stock, including 3,867 shares that Mr. Larson has the right to acquire through the exercise of Vested Options and excluding 4,933 shares Mr. Larson has the right to acquire through the exercise of Unvested Options. Mr. Larson's 60,053 shares of Common Stock represent approximately 1.2% of the Issuer's outstanding Common Stock as of March 15, 1998. Mr. Larson has the sole power to vote or direct the vote and the sole power to dispose or to direct the disposition of the Common Stock of which he is the beneficial owner.

        As of the Filing Date, Mr. Devereau beneficially owns 2,500 shares of Common Stock, including 2,000 shares that Mr. Devereau has the right to acquire through the exercise of Vested Options and excluding 8,000 shares Mr. Devereau has the right to acquire through the exercise of Unvested Options. Mr. Devereau's 2,500 shares of Common Stock represent less than 0.1% of the Issuer's outstanding Common Stock as of March 15, 1998. Mr. Devereau has the sole power to vote or direct the vote and the sole power to dispose or to direct the disposition of the Common Stock of which he is the beneficial owner.

        As of the Filing Date, Mr. Preston beneficially owns 1,000 shares of Common Stock, excluding 20,000 shares Mr. Preston has the right to acquire through the exercise of Unvested Options. Mr. Preston's 1,000 shares of Common Stock represent less than 0.1% of the Issuer's outstanding Common Stock as of March 15, 1998. On January 23, 1998, Mr. Preston was granted options under the employee stock option plan to purchase 20,000 shares of Common Stock at $16.75 per share. Mr. Preston holds all of his shares of Common Stock jointly with his wife, Brenda Preston. Accordingly, Mrs. Preston may be deemed to share in the power to vote or direct the vote of, the power to dispose or to direct the disposition of and the power to receive or direct the receipt of dividends from, or the proceeds from the sale of, Mr. Preston's Common Stock.

         As of the Filing Date, Mr. Linderman beneficially owns 19,864 shares of Common Stock, including 3,999 shares that Mr. Linderman has the right to acquire through the exercise of Vested Options as well as 15,000 shares that Mr. Linderman has the right to acquire through the exercise of vested warrants and excluding 14,001 shares Mr. Linderman has the right to acquire through the exercise of Unvested Options. Mr. Linderman's 19,864 shares of Common Stock represent approximately 0.4% of the Issuer's outstanding Common Stock as of March 15, 1998. Mr. Linderman has the sole power to vote or direct the vote and the sole power to dispose or to direct the disposition of the Common Stock of which he is the beneficial owner.

        Each of the Reporting Persons has agreed to participate as a member of the Buyout Group. The filing of this Statement shall not, however, be construed as an admission that any of the members is, for the purposes of Sections 13(d) or 13(g) of the Exchange Act, the beneficial owner of the shares covered by this Statement. The aggregate beneficial ownership of the Reporting Persons is 20.5% of the outstanding shares of Common Stock of the Issuer.

        The determination of percent beneficial ownership of Common Stock is based upon their being 5,078,028 shares of Common Stock were issued and outstanding as of March 15, 1998.

        Except as described above in Item 3 and this Item 5, none of the Reporting Persons has effected any transactions in Common Stock during the past sixty days.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

        In addition to the relationship and understanding among the Reporting Persons already described in this Statement, at the Effective Time, it is anticipated that the Reporting Persons, and any other individual that as a result of the provisions of the Merger Agreement holds stock in the Surviving Corporation ("Surviving Shareholders"), will enter into a shareholder's agreement ("Shareholders' Agreement") which is expected to provide certain rights and responsibilities among the Shareholders. The terms of the Shareholder's Agreement have not yet been completed.

        At the present time there are no other contracts, arrangements, understandings or relationships (legal or otherwise) among the Reporting Persons and/or between such persons and any other person with respect to any securities of the Issuer, including but not limited to transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, put or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7. Materials to be Filed as Exhibits

        Exhibit A -       Joint Filing Agreement pursuant to Rule
                          13d-1(f)(1)(iii)

        Exhibit B - 1(a)  Commitment Letter dated March 15, 1998 by and between
                          FPK, LLC, Merrill Lynch Capital Corporation and NationsBank, N.A.

        Exhibit B - 1(b)  Term Sheet regarding Bank Facilities

        Exhibit B - 2(a)  Highly Confident Letter dated March 15, 1998 by and between FPK, LLC and Merrill Lynch, Pierce, Fenner & Smith Incorporated

        Exhibit B - 3(a)  Commitment Letter dated March 14, 1998 by and between
                          FPK, LLC and Ares Leveraged Investment Fund, L.P.

        Exhibit B - 3(b)  Term Sheet regarding Preferred Stock

        Exhibit C/1/ -    Agreement and Plan of Merger between LLC and Issuer
                          dated March 15, 1998 [as verification of the number of Issuer shares outstanding].


-----------------
     /1/ Incorporated by reference to Exhibit 2.1 to Issuer's Form 8-K dated March 15, 1998 filed March 20, 1998.

                                  SIGNATURES

     After reasonable inquiry and to the best of each Reporting Person's respective knowledge and belief, each Reporting Person certifies that the information set forth in this Statement is true, complete and correct.

     KNOW ALL MEN BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Frank P. Krasovec and James P. Gunning, Jr. and each of them, his true and lawful attorney-in-fact and agent with full power of substitution or resubstitution, for him and in his name, place and stead, in any and all capacities, to sign any and all amendments to this Schedule 13D, and to file the same, with all exhibits thereto, and other documentation in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents, or their substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

     Pursuant to the requirements of the Securities Exchange Act of 1934, this
Schedule 13D has been signed below by the following persons on the dates indicated.

              SIGNATURE                       DATE
              ---------                       ----


       /s/ Frank P. Krasovec                  March 25, 1998
----------------------------------            --------------
Frank P. Krasovec

       /s/ James P. Gunning, Jr.              March 25, 1998
----------------------------------            --------------
James P. Gunning, Jr.

       /s/ John Finnel                        March 25, 1998
----------------------------------            --------------
John Finnel

       /s/ Michael Linderman                  March 25, 1998
----------------------------------            --------------
Michael Linderman

       /s/ James Preston                      March 25, 1998
----------------------------------            --------------
James Preston

       /s/ Paul W. Larson                     March 25, 1998
----------------------------------            --------------
Paul W. Larson

       /s/ Russell A. Devereau                March 25, 1998
----------------------------------            --------------
Russell A. Devereau

       /s/ George Bell Strob                  March 24, 1998
----------------------------------            --------------
George Bell Strob

       /s/ Brian P. Miller                    March 24, 1998
----------------------------------            --------------
Brian P. Miller

                                   EXHIBIT A

                            Joint Filing Agreement

     In accordance with Rule 13d-1(f)(1) of Regulation 13D-G of the General Rules and Regulations of the Securities and Exchange Commission under the Securities Exchange Act of 1934, as amended, the undersigned agree to the joint filing on behalf of each of them to this Statement and any subsequent amendments hereto.

           SIGNATURE                          DATE
           ---------                          ----


       /s/ Frank P. Krasovec                  March 20, 1998
----------------------------------            --------------
Frank P. Krasovec

       /s/ James P. Gunning, Jr.              March 20, 1998
----------------------------------            --------------
James P. Gunning, Jr.

       /s/ John Finnel                        March 20, 1998
----------------------------------            --------------
John Finnel

       /s/ Michael Linderman                  March 25, 1998
----------------------------------            --------------
Michael Linderman

       /s/ James Preston                      March 23, 1998
----------------------------------            --------------
James Preston

       /s/ Paul W. Larson                     March 20, 1998
----------------------------------            --------------
Paul W. Larson

       /s/ Russell A. Devereau                March 24, 1998
----------------------------------            --------------
Russell A. Devereau

       /s/ George Bell Strob                  March 20, 1998
----------------------------------            --------------
George Bell Strob

       /s/ Brian P. Miller                    March 20, 1998
----------------------------------            --------------
Brian P. Miller

                                  APPENDIX A
                                  ----------


--------------------------------------------------------------------------------------------------------------------
      Name                     Address                 Occupation         Business Address       Citizenship
--------------------------------------------------------------------------------------------------------------------
Frank P. Krasovec          106 E. 6th Street         Chief Executive     106 E. 6th Street         U.S.A.
                           Suite 300                 Officer--Norwood    Suite 300
                           Austin, TX 78701          Promotional         Austin, TX 78701
                                                     Products, Inc.
--------------------------------------------------------------------------------------------------------------------
James P. Gunning, Jr.      106 E. 6th Street         Chief Financial     106 E. 6th Street         U.S.A.
                           Suite 300                 Officer--Norwood    Suite 300
                           Austin, TX 78701          Promotional         Austin, TX 78701
                                                     Products, Inc.
--------------------------------------------------------------------------------------------------------------------
John Finnell               106 E. 6th Street         Senior Vice         106 E. 6th Street         U.S.A.
                           Suite 300                 President           Suite 300
                           Austin, TX 78701          Performance         Austin, TX 78701
                                                     Enhancement--
                                                     Norwood Promotional
                                                     Products, Inc.
--------------------------------------------------------------------------------------------------------------------
George Bell Strob          19923 Encino Grove        President--Radio    615 Perez Street          U.S.A.
                           San Antonio, TX 78259     Cap Company         San Antonio, TX 78207
--------------------------------------------------------------------------------------------------------------------
Debra Ann Strob            19923 Encino Grove                                                      U.S.A.
                           San Antonio, TX 78259         N/A                   N/A
--------------------------------------------------------------------------------------------------------------------
Brian P. Miller            3533 Ridgewood Dr.        Plant Manager-      2300 Palmer Street        U.S.A.
                           Pittsburgh, PA 15235      Radio Cap Company   Pittsburgh, PA 15218

--------------------------------------------------------------------------------------------------------------------
Paul W. Larson             2135 Encino Loop          Vice President      615 Perez Street          U.S.A.
                           San Antonio, TX           Operations--Radio   San Antonio, TX 78207
                           78259                     Cap Company
--------------------------------------------------------------------------------------------------------------------
James Preston              38 Fair Oaks              Chief Executive     615 Perez                 Canadian
                           St. Louis, MO 63124       Officer--Radio      San Antonio, TX 78207
                                                     Cap Company
--------------------------------------------------------------------------------------------------------------------
Brenda Preston             38 Fair Oaks                                                            Canadian
                           St. Louis, MO 63124            N/A                   N/A
--------------------------------------------------------------------------------------------------------------------
Russell A. Devereau        40 Kenney Dr.             President-Artmold   40 Kenney Dr.             U.S.A.
                           Cranston, RI 92829                            Cranston, RI 92829
--------------------------------------------------------------------------------------------------------------------

                                 EXHIBIT B-1(a)

MERRILL LYNCH CAPITAL CORPORATION                      NATIONSBANK, N.A.
World Financial Center                                 800 Market Street
North Tower                                            St. Louis, Missouri 63101
250 Vesey Street
New York, New York  10281

                                                                  March 15, 1998


FPK, LLC
106 East 6th Street
Suite 300
Austin, Texas 78216

Attention:  Frank P. Krasovec, Chairman & Chief Executive Officer

                             Re:  Commitment Letter
                                  -----------------

Ladies and Gentlemen:

          You have advised Merrill Lynch Capital Corporation ("Merrill Lynch"),
                                                               -------------
NationsBank, N.A. ("NationsBank") and NationsBanc Montgomery Securities LLC
                    -----------
("NMS" and together with Merrill Lynch, the "Co-Arrangers") that (i) FPK, LLC, a
  ---                                        ------------
Delaware limited liability Company ("LLC") formed by Frank P. Krasovec, intends
                                     ---
to form a new corporation ("Newco"); (ii) LLC will enter into a merger agreement
                            -----
(the "Merger Agreement") with a company previously identified to us and code
      ----------------
named Target ("Target" or "Borrower") to effect the recapitalization of Borrower
               ------      --------
(the "Recapitalization"); (iii) pursuant to the Merger Agreement, Newco will
      ----------------
merge with and into Borrower with Borrower as the survivor (the "Merger"); (iv)
                                                                 ------
pursuant to the Merger Agreement, after giving effect to the Merger and the other transactions contemplated thereby, the Buyout Group (as defined in the Merger Agreement) will own all of the capital stock of Borrower; (v) the consideration per share to be paid pursuant to the Merger Agreement to the holders of Borrower's common stock that are cashed out in the Recapitalization shall not exceed $20.70 per share and $91 million in the aggregate, except as a result of the valid exercise of appraisal rights in accordance with Texas law.

          In addition, you have also advised the Co-Arrangers and NationsBank that, in connection with and simultaneously with the Recapitalization, Borrower will (i) raise gross cash proceeds of up to $100 million from the issuance by Borrower of its unsecured senior subordinated notes due 2008 (the "Senior
                                                                   ------
Subordinated Notes") on terms and conditions and pursuant to documentation
------------------
reasonably satisfactory to Merrill Lynch, NationsBank and NMS in their sole discretion and with no scheduled payments of principal prior to scheduled maturity (the "Senior Subordinated Financing"); (ii) raise gross cash proceeds
               -----------------------------
of up to $20 million from the issuance by Borrower of its pay-in-kind preferred stock (the "PIK Preferred") to certain investors on terms and conditions and
            -------------
pursuant to documentation reasonably satisfactory to Merrill Lynch, NationsBank and NMS (the "Preferred Stock Financing"); and (iii) enter into the Credit
              -------------------------
Facilities described herein.

          In addition, you have advised the Co-Arrangers and NationsBank that, upon consummation of the Recapitalization, Borrower will repay (the "Existing
                                                                     --------
Debt Repayment") all indebtedness and terminate all commitments to make
--------------
extensions of credit under its existing $125.0 million credit facility arranged by Merrill Lynch (the "Existing Debt").
                       -------------

          The Recapitalization, the Merger, the Senior Subordinated Financing, the Preferred Stock Financing, the Existing Debt Repayment, and the entering into and borrowings under the Credit Facilities by the parties herein described are herein referred to as the "Transactions".
                               ------------

          We further understand that the precise structure of the Transactions will be under continuing consideration, may vary from the foregoing and will be subject to the mutual agreement of the parties hereto.

          You have requested that Merrill Lynch and NationsBank commit to provide to Borrower $50 million aggregate principal amount of senior secured credit facilities (the "Credit Facilities") (of which $30 million will be
                        -----------------
provided by Merrill Lynch and $20 million by NationsBank) comprising (a) a senior secured term loan facility in an aggregate principal amount of $25 million (the "Term Loan Facility"), and (b) a senior secured revolving credit
              ------------------
facility in an aggregate principal amount of $25 million (the "Revolving
                                                               ---------
Facility") (of which up to $10 million will be drawn on the Closing Date (as
--------
defined below)). A portion of the Revolving Facility to be mutually determined will be available as a letter of credit subfacility.

          In addition, you have advised the Co-Arrangers and NationsBank that the Term Loan Facility and not more than $10 million of the Revolving Facility will be used to (i) finance the Recapitalization and the Existing Debt Repayment, and (ii) pay fees and expenses in connection with the Recapitalization and the Existing Debt Repayment. Following
and including the date of the initial borrowings under the Credit Facilities (the "Closing Date"), the Revolving Facility will be available for working
      ------------
capital, capital expenditures and general corporate purposes of Borrower and its subsidiaries.

          In addition, you have advised the Co-Arrangers and NationsBank that immediately after giving effect to the Transactions, Borrower and its subsidiaries will have no indebtedness or preferred stock (or direct or indirect guarantee in respect thereof) outstanding, except the Senior Subordinated Notes, the Credit Facilities, the PIK Preferred and certain other debt, including capitalized leases, seller notes and non-competes to remain outstanding, in an amount, on terms and conditions and pursuant to documentation acceptable to the Co-Arrangers and NationsBank.

          Accordingly, subject to the terms and conditions set forth below, Merrill Lynch, NationsBank and NMS hereby severally agree with you as follows:

          1. Commitment. Merrill Lynch hereby commits to provide $30 million of
             ----------
the Credit Facilities and NationsBank hereby commits to provide $20 million of the Credit Facilities, in each case to Borrower upon the terms and subject to the conditions set forth or referred to herein, in the fee letter (the "Fee
                                                                        ---
Letter") dated the date hereof and delivered to you herewith and in the Summary
------
of Terms and Conditions attached hereto (and incorporated by reference herein) as Exhibit A (the "Term Sheet"). The initial extensions of credit under the
   ---------       ----------
Credit Facilities will occur simultaneously with the consummation of the Recapitalization and the Existing Debt Repayment.

          It is a condition of Merrill Lynch's, NationsBank's and NMS's respective obligations and commitments hereunder that (a) Merrill Lynch, Pierce Fenner & Smith Incorporated act as the lead arranger of and syndication and documentation agent (in such capacities, the "Syndication Agent") for the Credit
                                              -----------------
Facilities, it being understood and agreed that the Syndication Agent will perform all functions and exercise all authority (including, without limitation,
(i) serving as the lead manager of the syndication effort, (ii) selecting counsel for the Credit Facilities, and (iii) negotiating definitive documentation for the Credit Facilities (the "Credit Documents")) customarily
                                              ----------------
performed and exercised by agent banks in such capacities, and (b) NationsBank will act as the administrative agent (in such capacities, the "Administrative
                                                               --------------
Agent") for the Credit Facilities, it being understood and agreed that the
-----
Administrative Agent will perform all ministerial and administrative functions and exercise all authority customarily performed and exercised by agent banks in such capacities.

          2. Syndication. Merrill Lynch reserves the right and intends, prior to
             -----------
the execution of the Credit Documents, to syndicate all or a portion of the commitments of Merrill Lynch and NationsBank to one or more financial institutions (Merrill Lynch, NationsBank and such financial institutions being referred to herein as the "Lenders") that will become parties to the Credit
                           -------
Documents, and in that connection, promptly following your acceptance of Merrill

Lynch's and NationsBank's commitments hereunder, Merrill Lynch will commence the syndication of the Credit Facilities to such Lenders. Upon your acceptance of the commitment of any Lender to provide a portion of the Credit Facilities, Merrill Lynch and NationsBank shall each be released from a portion of its commitment hereunder in an aggregate amount equal to 60% and 40%, respectively, of the commitment of such Lender. You agree that no Lender will receive compensation outside the terms contained herein and in the Fee Letter in order to obtain its commitment to participate in the Credit Facilities. It is understood and agreed that, except as otherwise provided in the Fee Letter, the amount and distribution of the fees and other compensation referred to herein among the Lenders and to any co-agent will be at the sole discretion of Merrill Lynch. It is understood and agreed that Merrill Lynch (or one of its affiliates) will be the lead manager and syndication agent of all aspects of the syndication (but will consult with you in such matters), including, without limitation, decisions as to the selection of potential Lenders reasonably acceptable to you to be approached and when they will be approached, when their commitments will be accepted, which Lenders will participate, any naming rights (including the naming of co-agents, subject to your reasonable approval) and the final allocations of the commitments among the Lenders (which are likely not to be pro rata across facilities among Lenders).

          You agree actively to assist Merrill Lynch in achieving a timely syndication that is satisfactory to Merrill Lynch. The syndication efforts will be accomplished by a variety of means, including direct contact during the syndication between senior management (including, but not limited to, the chief executive officer, chief financial officer and treasurer of Newco and/or Borrower) and advisors and affiliates of Newco and Borrower on the one hand and the proposed syndicate Lenders on the other hand. To assist Merrill Lynch in its syndication efforts, you agree that you will, with reasonable promptness, upon Merrill Lynch's request, (a) provide, and cause Borrower and your and Borrower's affiliates and advisors to provide, to Merrill Lynch all information reasonably deemed necessary by Merrill Lynch to complete successfully the syndication, including but not limited to, information and projections (including, without limitation, any updated projections requested by Merrill Lynch) prepared by you or Borrower or on your or Borrower's behalf relating to the transactions contemplated hereby, and (b) assist, and cause Borrower and your and Borrower's affiliates and advisors to assist, Merrill Lynch in the preparation of a confidential information memorandum and other marketing materials to be used in connection with the syndication, including making available representatives of Newco and Borrower and its subsidiaries. You also agree to use your best efforts to ensure that Merrill Lynch's syndication efforts benefit from your and Borrower's existing lending relationships. You further agree that Merrill Lynch shall have a reasonable period of time to syndicate the Credit Facilities, but syndication will not delay Closing. It is understood and agreed that Merrill Lynch, in consultation with NationsBank and NMS, shall be entitled, with your prior written consent (which shall not be unreasonably withheld or delayed), to change the structure of the Credit Facilities as described herein and in the Term Sheet (provided that the
                                                      --------
aggregate principal amount of the Credit Facilities, taken as a whole, remains the same) if Merrill Lynch deems such action advisable in order to ensure a successful syndication or an optimal credit structure.

          To ensure an orderly and effective syndication of the Credit Facilities, you agree that until the termination of the syndication (as determined by Merrill Lynch), you will not, and will not permit any of your subsidiaries to, syndicate or issue, attempt to syndicate or issue, announce or authorize the announcement of the syndication or issuance of, or engage in discussions concerning the syndication or issuance of, any debt or credit facility or debt security of Newco, Borrower or any of its subsidiaries, including any renewals thereof, (other than Senior Subordinated Notes and PIK Preferred) without the prior written consent of Merrill Lynch.

          3. Fees. As consideration for Merrill Lynch's, NationsBank's and NMS's
             ----
commitments hereunder and their agreement to arrange, manage, structure and syndicate the Credit Facilities, you agree to pay to Merrill Lynch (for the account of Merrill Lynch, NationsBank and NMS) the fees as set forth in the Term Sheet and in the Fee Letter. You agree that, once paid, such fees and any part thereof shall be nonrefundable under any and all circumstances and regardless of whether the transactions or borrowings contemplated hereby are consummated. All such fees shall be paid by wire transfer of immediately available funds in United States dollars at the times specified in the Fee Letter.

          4. Conditions. Merrill Lynch's, NationsBank's NMS's respective
             ----------
obligations and commitments hereunder are subject to the negotiation, execution and delivery of definitive Credit Documents reasonably satisfactory in all respects to Merrill Lynch, NationsBank and NMS and their counsel. Such definitive documentation shall reflect the terms and conditions set forth herein and in the Term Sheet and contain such other indemnities, covenants, representations and warranties, events of default, conditions precedent, security arrangements and other terms and conditions as are satisfactory to Merrill Lynch, NationsBank, NMS and Borrower, modified as appropriate to reflect the terms of the Transactions and the financial condition and prospects of Newco and Borrower and its subsidiaries. Our willingness to provide the Credit Facilities is further subject to review of the documents relating to the Transactions and to Merrill Lynch's, NationsBank's and NMS's reasonable satisfaction with the terms and conditions thereof. Those matters that are not covered by or made clear under the provisions hereof or of the Term Sheet are subject to the approval and agreement of Merrill Lynch, NationsBank and you (it being understood that the terms and conditions of the Credit Documents shall not be inconsistent with the terms and conditions set forth herein or in the Term Sheet).

          Merrill Lynch's, NationsBank's and NMS's respective obligations and commitments hereunder are also subject to the following: (a) there shall not have occurred or become known (i) in the reasonable judgment of Merrill Lynch, NationsBank or NMS, any material adverse change (or any development involving a prospective material adverse change) or any condition or event that could reasonably be expected to result in a material adverse change in the business, assets, liabilities (contingent or otherwise), operations, condition (financial or otherwise), solvency, properties, prospects or material agreements of Borrower, individually or together with its subsidiaries taken as a whole, as the case may be (and before and after giving effect to the Transactions), in each case since the date of the latest audited financial statements of Borrower delivered prior to the execution and delivery of this letter to Merrill Lynch, NationsBank and NMS, (ii) any facts or circumstances discovered by Merrill Lynch, NationsBank or NMS in the course of each of their respective ongoing due diligence investigation of Borrower and its subsidiaries and the Transactions, including (without limitation) their review and investigation of acquisition plans, environmental and other contingent obligations, and the historical, pro forma and projected consolidated financial statements of Borrower and its subsidiaries, which Merrill Lynch, NationsBank or NMS believes could, individually or in the aggregate, have a material adverse effect on the Transactions or the business, assets, liabilities (contingent or otherwise), operations, condition (financial or otherwise), solvency, properties, prospects or material agreements of Borrower, individually or together with its subsidiaries taken as a whole, as the case may be (and before and after giving effect to the Transactions), (iii) any transaction (other than the Transactions) entered into by Borrower or any of its subsidiaries, whether or not in the ordinary course of business, that in Merrill Lynch's, NationsBank's or NMS's judgment is materially adverse to Borrower, individually or together with its subsidiaries, taken as a whole, or (iv) any dividend or distribution of any kind declared or paid by Borrower on its capital stock since the date of the latest audited financial statements of Borrower delivered prior to the execution and delivery of this Commitment Letter to Merrill Lynch, NationsBank and NMS (other than regular quarterly dividends in an amount consistent with past practices); (b) no material adverse change (or development involving a prospective material adverse change) shall have occurred in the loan syndication or financial, banking, currency or capital market conditions generally from those in effect on the date hereof that, individually or in the aggregate, in the judgment of Merrill Lynch, NationsBank or NMS could reasonably be expected to adversely affect the consummation of the Transactions or the other transactions contemplated by this Commitment Letter or adversely affect the ability of Merrill Lynch to successfully syndicate the Credit Facilities; no banking moratorium shall have been declared by federal or New York State banking authorities and shall be continuing; (c) Merrill Lynch's, NationsBank's or NMS's satisfaction (in their reasonable judgment) with the actual capitalization and corporate and organizational structure of Newco and Borrower and its subsidiaries (after giving effect to the Transactions), including as to direct and indirect ownership and as to the terms of the indebtedness and capital stock of Newco and Borrower and its subsidiaries; (d) Borrower and its subsidiaries shall not have syndicated or issued, attempted to syndicate or issue, announced or authorized the announcement of the syndication or issuance of, or engaged in any discussion concerning the syndication or issuance of, any debt facility or debt security of Borrower or any of its subsidiaries (other than Senior Subordinated Notes and PIK Preferred), including renewals thereof; and (e) the satisfaction of the other terms and conditions set forth or referred to herein

(including, without limitation, those set forth in Sections 1, 2 and 5) and in the Term Sheet. For purposes of this Commitment Letter and the Term Sheet, the "subsidiaries" of Borrower shall be deemed to include those who will become
 ------------
subsidiaries of Borrower.

          5. Information and Investigations. You hereby represent and covenant
             ------------------------------
that (a) all information and data (excluding financial projections) concerning Newco, Borrower and its subsidiaries, the Transactions and the other transactions contemplated hereby (the "Information") that have been made or will
                                       -----------
be prepared by or on behalf of you or any of your affiliates or authorized representatives or advisors and that have been or will be made available to Merrill Lynch, NationsBank or NMS by you or on your behalf in connection with the transactions contemplated hereby, taken as a whole, is and will be complete and correct in all material respects and does not and will not, taken as a whole, contain any untrue statement of a material fact or omit to state any material fact necessary in order to make the statements contained therein not misleading in light of the circumstances under which such statements are made, and (b) all financial projections concerning Newco, Borrower and its subsidiaries and the transactions contemplated hereby (the "Projections") that
                                                            -----------
have been prepared by or on behalf of you or any of your affiliates or authorized representatives and that have been or will be made available to Merrill Lynch, NationsBank or NMS by you or on behalf of you or any of your affiliates or authorized representatives or advisors in connection with the transactions contemplated hereby have been and will be prepared in good faith based upon assumptions believed by you to be reasonable. You agree to supplement the Information and the Projections from time to time until the Closing Date and, if requested by Merrill Lynch, NationsBank or NMS, for a reasonable period thereafter necessary to complete the syndication of the Credit Facilities so that the representation and covenant in the preceding sentence remain correct. In arranging the Credit Facilities, including the syndication thereof, Merrill Lynch will be using and relying primarily on the Information and the Projections without independent check or verification thereof.

          Merrill Lynch's, NationsBank's and NMS's respective obligations and commitments hereunder are based upon the accuracy and completeness of the financial and other information provided to us by or on behalf of you and Borrower. If any of the Information proves to have been, or Merrill Lynch reasonably concludes that any of the Information is, inaccurate, incomplete or misleading in any material respect or if Merrill Lynch's, NationsBank's and NMS's ongoing due diligence investigation discloses information, or Merrill Lynch, NationsBank or NMS otherwise discovers information not previously disclosed to it, or Merrill Lynch, NationsBank or NMS discovers or otherwise learns of new information or additional developments concerning conditions or events previously disclosed to it, that Merrill Lynch, NationsBank or NMS believes in their sole discretion, (x) has had or could have, individually or in the aggregate, a material adverse impact on the business, assets, liabilities (contingent or otherwise), operations, condition (financial or otherwise), solvency, properties, prospects or material agreements of Borrower, individually or together with its subsidiaries taken as a whole, as the case may be (and before and after giving effect to the

Transactions), or on the tax or accounting consequences of the Transactions, or
(y) would be materially inconsistent with the assumptions underlying the Projections, then Merrill Lynch, NationsBank and NMS (a) shall be entitled to terminate their commitments hereunder (and thereafter have no other or further obligations hereunder or in connection with the Credit Facilities or any of the other Transactions) or (b) may, in their sole discretion, suggest alternative financing amounts or structures that ensure adequate protection for Merrill Lynch, NationsBank and the other Lenders. In any such event, Merrill Lynch, NationsBank and NMS shall not be responsible or liable for any damages which may be alleged as a result of their failure, in accordance with the terms of this Commitment Letter, to provide the Credit Facilities.

     6.  Indemnification.  By executing this Commitment Letter, you agree to
         ---------------
indemnify and hold harmless Merrill Lynch, NationsBank, NMS and each of the other Lenders and their respective officers, directors, employees, affiliates, agents and controlling persons (Merrill Lynch, NationsBank, NMS and each such other person being an "Indemnified Party") from and against any and all losses,
                       -----------------
claims, damages and liabilities, joint or several, to which any such Indemnified Party may become subject arising out of or in connection with or relating to this Commitment Letter, the Fee Letter, the Term Sheet, the Credit Facilities, the loans under the Credit Facilities, the use of proceeds of any such loan, any of the Transactions or any related transaction and the performance by Merrill Lynch, NationsBank, NMS or any of their respective affiliates of the services contemplated by this Commitment Letter and will reimburse any Indemnified Party for any and all reasonable expenses (including counsel fees and expenses) as they are incurred in connection with the investigation of or preparation for or defense of any pending or threatened claim or any action or proceeding arising therefrom, whether or not such Indemnified Party is a party, whether or not such claim, action or proceeding is initiated or brought by or on behalf of Borrower or any of its affiliates and whether or not any of the transactions contemplated hereby are consummated or this Commitment Letter is terminated.
You will not be liable under the foregoing indemnification provision to an Indemnified Party to the extent that any loss, claim, damage, liability or expense is found in a final non-appealable judgment by a court of competent jurisdiction to have resulted from such Indemnified Party's bad faith or gross negligence.

     You also agree that no Indemnified Party shall have any liability (whether direct or indirect, in contract or tort or otherwise) to Newco, Borrower or their respective security holders or creditors related to or arising out of or in connection with this Commitment Letter, the Fee Letter, the Term Sheet, the Credit Facilities, the loans under the Credit Facilities, the use of proceeds of any such loan, any of the Transactions or any related transaction or the performance by Merrill Lynch, NationsBank or any of their respective affiliates of the services contemplated by this Commitment Letter, except to the extent that any loss, claim, damage or liability is found in a final non-appealable judgment by a court of competent jurisdiction to have resulted from such Indemnified Party's bad faith or gross negligence.

     You agree that, without Merrill Lynch's, NationsBank's and NMS's prior written consent, which will not be unreasonably withheld or delayed, you will not settle, compromise or consent to the entry of any judgment in any pending or threatened claim, action or proceeding in respect of which indemnification has been sought under the indemnification provisions of this Commitment Letter (whether or not Merrill Lynch, NationsBank, NMS or any other Indemnified Party is an actual or potential party to such claim, action or proceeding), unless such settlement, compromise or consent (i) includes an unconditional written release in form and substance satisfactory to the Indemnified Parties of each Indemnified Party from all liability arising out of such claim, action or proceeding and (ii) does not include any statement as to an admission of fault, culpability or failure to act by or on behalf of any Indemnified Party.

     In the event that an Indemnified Party is requested or required to appear as a witness in any action brought by or on behalf of or against you or any of your affiliates in which such Indemnified Party is not named as a defendant, you agree to reimburse such Indemnified Party for all reasonable expenses incurred by either of them in connection with such Indemnified Party's appearing and preparing to appear as such a witness, including, without limitation, the fees and disbursements of its legal counsel, and to compensate such Indemnified Party in an amount to be mutually agreed upon.

     7.  Costs and Expenses.  By executing this Commitment Letter, you agree to
         ------------------
reimburse Merrill Lynch, NationsBank and NMS and their respective affiliates upon request made from time to time for their reasonable out-of-pocket expenses (including, without limitation, reasonable expenses of Merrill Lynch's, NationsBank's and NMS's due diligence investigation, consultants' fees (if such consultants are engaged by Merrill Lynch, NationsBank and NMS with your consent (which consent shall not be unreasonably withheld or delayed)), syndication expenses, appraisal and valuation fees and expenses, travel expenses, and the reasonable fees, disbursements and other reasonable charges of counsel) incurred in connection with the Credit Facilities and the negotiation, preparation, execution and delivery, waiver or modification, administration, collection and enforcement of this Commitment Letter, the Term Sheet, the Fee Letter, the Credit Documents and the security arrangements in connection therewith.

     8.  Confidentiality.  You agree that this Commitment Letter, the Term
         ---------------
Sheet, the Fee Letter, the contents of any of the foregoing and Merrill Lynch's, NationsBank's, NMS's and/or their respective affiliates' activities pursuant hereto or thereto are confidential and shall not be disclosed by you to any person without the prior written consent of Merrill Lynch, NationsBank and NMS, other than to your and the Borrower's officers, directors, employees, accountants, attorneys and other advisors, and then only in connection with the Transactions and on a confidential and need-to-know basis, except that you may make such other public disclosures of the terms and conditions hereof as you are required by applicable law or compulsory legal process to make; provided,
                                                                --------
however, that if such disclosure is re-
-------
quired by applicable law or compulsory legal process you agree to give Merrill Lynch, NationsBank and NMS reasonable notice to afford Merrill Lynch, NationsBank and NMS the opportunity to seek a protective order and to cooperate with Merrill Lynch, NationsBank and NMS in securing such a protective order. You agree that you will permit Merrill Lynch, NationsBank and NMS to review and approve any reference to Merrill Lynch, NationsBank or NMS in connection with the Credit Facilities or the transactions contemplated hereby contained in any press release or similar public disclosure prior to public release.

     9.  Termination.  In the event that (i) you have not accepted this
         -----------
Commitment Letter by March 18, 1998; (ii) the Closing Date does not occur on or before September 30, 1998; or (iii) any of the conditions described in clause
(a), (b), or (d) of the second paragraph of Section 4 shall have failed to be satisfied at any time, this Commitment Letter and Merrill Lynch's, NationsBank's and NMS's commitments hereunder shall terminate (upon written notice by Merrill Lynch, NationsBank and NMS with respect to clause (iii) of this sentence) unless Merrill Lynch, NationsBank and NMS shall, in their respective discretion, agree to an extension (it being understood that an extension by Merrill Lynch shall not bind NationsBank, and vice versa). Notwithstanding the foregoing, the compensation, reimbursement, indemnification and confidentiality provisions hereof and of the Term Sheet and the Fee Letter and Sections 11 and 14 of this Commitment Letter shall survive any termination of this Commitment Letter or Merrill Lynch's or NationsBank's commitment hereunder.

     10. Assignment, Etc.  This Commitment Letter and Merrill Lynch's,
         ---------------
NationsBank's and NMS's respective commitments hereunder shall not be assignable by any party hereto without the prior written consent of Merrill Lynch and NationsBank, and any attempted assignment shall be void and of no effect; provided, however, that nothing contained in this Section shall prohibit Merrill
--------  -------
Lynch, NationsBank or NMS (in their respective sole discretion) from (i) performing any of its duties hereunder through any of its affiliates (including in the case of Merrill Lynch, Merrill Lynch, Pierce, Fenner & Smith Incorporated), and you will owe any related duties (including those set forth in
Section 2 above) to any such affiliate, and (ii) granting participations in, or selling assignments of all or a portion of, the commitments or the loans under the Credit Facilities pursuant to arrangements satisfactory to the Lenders. This Commitment Letter is intended to be solely for the benefit of the parties hereto and is not intended to confer any benefits upon, or create any rights in favor of, any person other than the parties hereto.

     11. Governing Law.  THIS COMMITMENT LETTER SHALL BE GOVERNED BY, AND
         -------------
CONSTRUED IN ACCORDANCE WITH, THE LAWS OF THE STATE OF NEW YORK (WITHOUT REGARD TO PRINCIPLES OF CONFLICTS OF LAW).

     12. Execution in Counterparts.  This Commitment Letter may be executed in
         -------------------------
any number of counterparts and by different parties hereto in separate counterparts, each of which when so executed shall be deemed to be an original and all of which taken together shall constitute one and the same agreement. Delivery of an executed counterpart of this Commitment Letter by telecopier shall be effective as delivery of a manually executed counterpart of this Commitment Letter.

     13. Amendments, etc.  No amendment or waiver of any provision of this
         ---------------
Commitment Letter, nor any consent or approval to any departure therefrom, shall be effective unless the same shall be in writing and signed by the parties hereto and then any such waiver, consent or approval shall be effective only in the specific instance and for the specific purpose for which given. By executing this letter, you acknowledge that this Commitment Letter and the Fee Letter are the only agreements between you and Merrill Lynch and NationsBank with respect to the Credit Facilities and set forth the entire understanding of the parties with respect thereto.

     14. Waiver of Jury Trial.  Each of the parties hereto (in each case on its
         --------------------
own behalf and, to the extent permitted by applicable law, on behalf of its shareholders) waive all right to trial by jury in any action, proceeding or counterclaim (whether based upon contract, tort or otherwise) related to or arising out of any of the Transactions, the other transactions contemplated hereby, or the performance by Merrill Lynch, NationsBank or NMS or any of their respective affiliates of the services contemplated by, this Commitment Letter.

     15. Public Announcements.  You acknowledge that Merrill Lynch, NationsBank
         --------------------
and NMS may (after the consummation of the Recapitalization), at their respective option and expense, place an announcement in such newspapers and periodicals as it may choose, stating that Merrill Lynch, NationsBank or NMS, as the case may be, has acted in the capacity set forth in this Commitment Letter.

     16. Notices.  Any notice given pursuant to any of the provisions of this
         -------
Commitment Letter shall be in writing and shall be mailed or delivered, (i) if to you, at the address set forth on page one of this Commitment Letter to the attention of General Counsel, with a copy to Richard McMahon, Esq., at Blank, Rome, Comisky & McCauley LLP, One Logan Square, Philadelphia, PA 19103 and (ii) if to Merrill Lynch, at World Financial Center, North Tower, 250 Vesey Street, New York, New York 10281, Attention: Brian E. O'Callahan, or if to NationsBank, at 800 Market Street, St. Louis, Missouri 63101, Attention: Steve A. Linton, in each case with a copy to Michael E. Michetti, Esq., at Cahill Gordon & Reindel, 80 Pine Street, New York, New York 10005.

                           [Signature Page Follows]

          Please confirm that the foregoing correctly sets forth our agreement of the terms hereof and of the Fee Letter by signing and returning to Merrill Lynch (on behalf of Merrill Lynch and NationsBank) the duplicate copy of this letter and the Fee Letter enclosed herewith. Upon your acceptance hereof, this letter shall constitute a binding agreement between you and Merrill Lynch and NationsBank; provided that Merrill Lynch (on behalf of Merrill Lynch and
             --------
NationsBank) shall have received your executed duplicate copies not later than 5:00 p.m., New York City time, on March 18, 1998, at which time Merrill Lynch's and NationsBank's respective commitments hereunder will expire in the event Merrill Lynch has not received such executed duplicate originals.

          We are pleased to have this opportunity and we look forward to working with you on this transaction.

                              Very truly yours,

                              MERRILL LYNCH CAPITAL CORPORATION

                              By:
                                 ---------------------------------------
                                    Name:
                                    Title:

                              NATIONSBANK, N.A.

                              By:
                                 ---------------------------------------
                                    Name:
                                    Title:

                              NATIONSBANC MONTGOMERY
                              SECURITIES LLC

                              By:
                                 ---------------------------------------
                                    Name:
                                    Title:

Accepted and agreed to as of the date first written above:

FPK, LLC

By:
   ----------------------------------------
     Name:
     Title:

                                EXHIBIT B-1(b)

                      SUMMARY OF TERMS AND CONDITIONS/a/


Borrower:               Target ("Borrower").
                                 --------

Syndication Agent:      Merrill Lynch & Co., Merrill Lynch, Pierce, Fenner &
                        Smith Incorporated ("Merrill Lynch") will act as lead
                                             -------------
                        arranger, syndication agent and documentation agent
                        (the "Syndication Agent").
                              -----------------

Administrative Agent:   NationsBank, N.A ("NationsBank" or the "Administrative
                                           -----------          --------------
                        Agent", and together with the Syndication Agent, the
                        -----
                        "Co-Arrangers").
                         ------------

Co-Arrangers            Merrill Lynch and NationsBanc Montgomery Securities LLC
                        ("NMS").
                          ---

Lenders: Merrill Lynch Capital Corporation, NationsBank and a syndicate of lenders acceptable to Borrower and Merrill Lynch (the "Lenders").
                                    -------

Credit Facilities:      Senior secured credit facilities in an aggregate
                        principal amount of $50 million, such credit facilities comprising:

                        (A) Term Loan Facility.  Term loan facility in an
                            ------------------
                        aggregate principal amount of $25 million (the "Term
                                                                        ----
                        Loan Facility").  Loans under the Term Loan Facility
                        -------------
                        are herein referred to as "Term Loans".
                                                   ----------

                        (B)  Revolving Facility.  Revolving credit facility
                             ------------------
                        in an aggregate principal amount of $25 million (the "Revolving Facility" and, together with the Term Loan
                         ------------------
                        Facility, the "Credit Facilities"; any such facility
                                       -----------------
                        is herein referred to as a "Facility").  Loans under
                                                    --------
                        the Revolving Facility are herein referred to as "Revolving Loans"; the Term Loans and the Revolving
                         ----------------
                        Loans are herein referred to as "Loans".  A portion
                                                         -----
                        of the Revolving Facility to be mutually determined will be available as a letter of credit subfacility.

-------------------
/a/ Capitalized terms used herein and not defined shall have the meanings assigned to such terms in the attached Commitment Letter. References herein to "$" or "US$" are to United States Dollars. For all purposes of this Term Sheet, the "subsidiaries" of Borrower shall be deemed to include those
                 ------------
     entities that will become subsidiaries of Borrower.

Documentation:          Usual for facilities and transactions of this type and
                        reasonably acceptable to Borrower and the Co-Arrangers.
                        The documentation for the Credit Facilities will
                        include, among others, a credit agreement (the "Credit
                                                                        ------
                        Agreement"), guarantees and appropriate collateral
                        ---------
                        documents (collectively, the "Credit Documents").
                                                      -----------------
                        Borrower and each of Borrower's subsidiaries party to
                        the Credit Documents are herein referred to as the
                        "Credit Parties".
                         --------------

Transaction/Purpose:    FPK, LLC, a Delaware limited liability Company ("LLC")
                                                                         ---
                        formed by Frank P. Krasovec, intends to form a new
                        corporation ("Newco").  LLC will enter into a merger
                                      -----
                        agreement (the "Merger Agreement") with  [Target]
                                        ----------------
                        ("Borrower") to effect the recapitalization of
                          --------
                        Borrower (the "Recapitalization").  Pursuant to the
                                       ----------------
                        Merger Agreement, (i) Newco will merge with and into
                        Borrower with Borrower as the survivor (the "Merger")
                                                                     ------
                        and (ii) after giving effect to the Merger and the transactions contemplated thereby, the Buyout Group
                        (as defined in the Merger Agreement) will own all of the capital stock of Borrower.

                        Borrower will (i) raise gross cash proceeds of up to $100 million from the issuance by Borrower of its unsecured senior subordinated notes due 2008 (the

                        "Senior Subordinated Notes") on terms and conditions
                         --------------------------
                        and pursuant to documentation reasonably satisfactory to Merrill Lynch, NationsBank and NMS in their sole discretion and with no scheduled payments of principal prior to scheduled maturity (the "Senior
                                                                    ------
                        Subordinated Financing") and (ii) raise gross cash
                        ----------------------
                        proceeds of up to $20 million from the issuance by Borrower of its pay-in-kind preferred stock (the "PIK
                                                                          ---
                        Preferred") to certain investors on terms and
                        ---------
                        conditions and pursuant to documentation reasonably satisfactory to Merrill Lynch, NationsBank and NMS (the "Preferred Stock Financing").
                              -------------------------

                        Borrower will repay (the "Existing Debt Repayment")
                                                  -----------------------
                        all indebtedness and terminate all commitments to make extensions of credit under its existing $125.0 million credit facility arranged by Merrill Lynch (the "Existing Debt").
                              -------------

                        The Recapitalization, the Merger, the Senior
                        Subordinated Financing, the Preferred Stock Financing, the Existing Debt Repayment, and the entering into and borrowings under the Credit Facilities by the parties herein described are herein referred to as the "Transactions".
                         ------------

Guarantors:             Borrower's direct and indirect domestic subsidiaries
                        existing on the date of the first extension of credit
                        under the Credit Agreement (the "Closing Date") or
                                                         ------------
                        thereafter created or acquired shall unconditionally
                        guarantee, on a joint and several basis, all obligations
                        of Borrower under the Credit Facilities and under each
                        approved interest rate protection agreement entered into
                        with a Lender or an affiliate
                        thereof. Each such guarantor is herein referred to as a
                        "Guarantor" and its guarantee is referred to herein as a
                         ---------
                        "Guarantee".
                         ---------

Security:               The Credit Facilities, the Guarantees, and the
                        obligations of Borrower under each interest rate
                        protection agreement or currency exchange agreement
                        entered into with a Lender or an affiliate thereof will
                        be secured by (i) a perfected first priority lien on,
                        and pledge of, all the capital stock and intercompany
                        debt of each of the direct and indirect subsidiaries of
                        Borrower existing on the Closing Date or thereafter
                        created or acquired (except that to the extent that the
                        pledge thereof would cause material adverse tax
                        consequences, such pledge with respect to foreign
                        subsidiaries shall be limited to 65% of the capital
                        stock of "first tier" foreign subsidiaries), and (ii) a
                        perfected first priority lien on, and security interest
                        in, all of the tangible and intangible properties and
                        assets (including all real property) of Borrower and its
                        direct and indirect domestic subsidiaries existing on
                        the Closing Date or thereafter created or acquired,
                        except for those properties and assets which the
                        Syndication Agent shall determine in its sole discretion
                        that the costs of obtaining such security interest are
                        excessive in relation to the value of the security to be
                        afforded thereby (it being understood that none of the
                        foregoing shall be subject to any other liens or
                        security interests, except for certain customary
                        exceptions to be agreed upon) (all of such collateral,
                        the "Collateral").
                             ----------
Final Maturity and
 Amortization:          (A)  Term Loan Facility.  The Term Loan Facility will
                             ------------------
                        mature on the fifth anniversary of the Closing Date.
                        Amounts outstanding under the Term Loan Facility will amortize, beginning with the last business day of the first full fiscal quarter after the Closing Date, on a quarterly basis during each year as set forth below:

                                    Year                 Amount
                                    ----                 ------
                                    1998              $ 3,000,000
                                    1999                4,000,000
                                    2000                5,000,000
                                    2001                6,500,000
                                    2002                6,500,000
                                                      -----------
                                                      $25,000,000
                                                      ===========

                        (B)  Revolving Facility.  The Revolving Facility
                             ------------------
                        will mature on the fifth anniversary of the Closing Date (the "Revolving Loan Maturity Date").
                                   ----------------------------

Availability:           (A)  Term Loan Facility.  The Term Loan Facility
                             ------------------
                        will be available solely on the Closing Date in a single draw. Amounts bor-rowed under the Term Loan Facility that are repaid or prepaid may not be reborrowed.

                        (B)  Revolving Facility.  The Revolving Facility
                             ------------------
                        will be available for working capital and general corporate purposes in the form of revolving loans and letters of credit on and after the Closing Date until 30 business days prior to the Revolving Loan Maturity Date. Amounts repaid under the Revolving Facility may be reborrowed to the extent of the commitments then in effect. At the Closing Date, not more than $10 million shall be drawn under the Revolving Facility to consummate the Transactions.

Annual Cleandown:       For a consecutive 30-day period during a quarter
                        acceptable to the Syndication Agent in its sole discretion of each calendar year beginning in the fiscal year beginning September 1, 1999, the sum of the aggregate principal amount of Loans outstanding under the Revolving Facility plus the face amount of all outstanding Letters of Credit shall not exceed an amount acceptable to the Syndication Agent in its sole discretion.

Letters of Credit:      Letters of credit under the Revolving Facility ("Letters
                                                                         -------
                        of Credit") will be issued by a Lender jointly agreed
                        ---------
                        upon by the Co-Arrangers and Borrower (in such capacity,
                        the "L/C Lender"). Each standby letter of credit shall
                             ----------
                        expire no later than the earlier of (a) twelve months after its date of issuance or (b) the fifth business day prior to the Revolving Loan Maturity Date. Each trade or commercial letter of credit shall expire no later than the earlier of (a) 180 days after its date of issuance, or (b) the fifth business day prior to the Revolving
                        Loan Maturity Date. The issuance of all Letters of
                        Credit shall be subject to the customary procedure of the L/C Lender.

                        Drawings under any Letter of Credit shall be reimbursed by Borrower on the same business day. To the extent that Borrower does not reimburse the L/C Lender on the same business day, the Lenders under the Revolving Facility shall be irrevocably obligated to reimburse the L/C Lender pro rata based upon their respective Revolving Facility commitments, with the amount of such reimbursement payment being deemed to be a drawing under the Revolving Facility.

Letter of Credit Fees:  Substantially consistent with the existing $125 million credit facility arranged by Merrill Lynch.

Interest Rates and
 Commitment Fees:       Interest rates in connection with the Credit Facilities
                        will be as specified on Annex I attached hereto.
                                                -------
                        Commitment fees will be payable on the unused portion of
                        the Revolving Facility as specified in Annex I attached
                                                               -------
                        hereto.

                        Borrower will be entitled to make borrowings based on the ABR or LIBOR (each as defined in Annex I
                                                             -------
                        hereto). Borrower may select interest periods of one, two, three or six months for LIBOR borrowings. Interest will be payable at the end of each interest period and, in the case of any interest period longer than three months, no less frequently than three months. Interest on all LIBOR borrowings shall be calculated on the basis of the actual number of days elapsed over a 360-day year. Interest on all ABR borrowings shall be calculated on the basis of the actual number of days elapsed over a 365-day year.

Default Rate:           The applicable interest rate (including applicable
                        margin) plus 2.00% per annum.

Mandatory Prepayments/
 Reductions in
 Commitments:           In addition to scheduled amortization, Borrower will be
                        required to reduce the Credit Facilities as follows: (1)
                        75% of annual Excess Cash Flow (to be defined); (2)
                        100% of the net cash proceeds of the disposition of any assets in excess of $250,000 annually (in one transaction or a related series of transactions to the extent the proceeds are not reinvested in equipment of comparable value), other than inventory in the ordinary course of business; (3) 100% of any net cash proceeds of any issuance of debt subsequent to the Closing Date; and
                        (4) 50% of the net cash proceeds of any issuance of equity securities subsequent to the Closing Date.
                        Mandatory prepayments under clauses (1) through (4) above shall be applied ratably to scheduled installments of Term Loans under the Term Loan Facility until they are repaid in full.

                        Revolving Loans will be immediately prepaid to the extent that the aggregate extensions of credit under the Revolving Facility exceeds the commitments then in effect under the Revolving Facility. To the extent that the amount to be applied to the repayment of the Revolving Loans exceeds the amount thereof then outstanding, Borrower shall cash collateralize outstanding Letters of Credit.

Voluntary Prepayments/
 Reductions in
 Commitments:           (A)  Term Loan Facility:  Borrowings under the Term
                             ------------------
                        Loan Facility may be prepaid at any time in whole or in part at the option of Borrower, in a minimum principal amount and in multiples to be agreed upon, without premium or penalty (except, in the case of LIBOR borrowings, prepayments not made on the last day of the relevant interest period). Voluntary prepayments under the Term Loan Facility will be applied pro rata against the remaining scheduled amortization payments under the Term Loan Facility.

                        (B) Revolving Facility:  The unutilized portion of
                            ------------------
                        the commitments under the Revolving Facility may be reduced and Revolving Loans may be repaid at any time, in each case, at the option of Bor-rower, in a minimum principal amount and in multiples to be agreed upon, without premium or penalty (except, in the case of LIBOR borrowings, prepayments not made on the last day of the relevant interest period).

Conditions to
 Effectiveness and
 Closing: The effectiveness of the Credit Documents and to the making of the initial extensions of credit thereunder (the "Closing") shall be subject to conditions precedent
                              -------
                        that are usual for facilities and transactions of this type, to those specified below and in the Commitment Letter and to such additional conditions precedent as may be required by the Co-Arrangers (all such conditions to be satisfied in a manner reasonably satisfactory in all respects to the Co-Arrangers and (to the extent specified below) the Required Lenders), including, but not limited to, execution and delivery of the Credit Documents reasonably acceptable in form and substance to the Lenders; delivery of borrowing certificates; receipt of valid security interests as contemplated hereby; accuracy of representations and warranties; absence of defaults and material litigation; evidence of authority; compliance with laws; and adequate insurance and payment of fees.

                        The Closing will be subject to (but not limited to) the following additional conditions:

                        (A)  The delivery, on or prior to the Closing Date, of
                        (i) legal opinions addressed to the Lenders and the Agents and in form and substance reasonably satisfactory to the Co-Arrangers, (ii) officers' certificates, together with the accompanying charter documents and corporate resolutions, in form and substance reasonably satisfactory to the Co-Arrangers, (iii) a certificate from the chief financial officer of Borrower and, at Borrower's expense, an opinion of a nationally recognized appraisal firm or valuation consultant satisfactory to the Co-Arrangers in their sole discretion with respect to the solvency of each Credit Party immediately after the consummation of the Transactions to occur on the Closing Date, and (iv) other closing documents customary for such agreements or reasonably requested by the Co-Arrangers or the Required Lenders.

                        (B) The Board of Directors of LLC and Borrower shall have authorized and approved the Transactions and the Co-Arrangers shall have received satisfactory evidence of the same. LLC and Borrower shall have entered into the Merger Agreement, which shall be in full force and effect. The terms, conditions and structure of the Recapitalization and the Merger Agreement, including any amendments thereto (and the documentation therefor (including all proxy solicitation materials)) shall be in form and substance reasonably satisfactory to the Co-Arrangers and the Required Lenders. The Recapitalization and the Existing Debt Repayment and the financing therefor shall be in compliance in all material respects with all laws and regulations including any state antitakeover laws appl-icable to such transactions. Borrower shall not have any "poison pill" rights or shall have redeemed such rights at a nominal price, or the Co-Arrangers shall otherwise be reasonably satisfied that such rights are null and void as applied to the Recapitalization. The Co-Arrangers and the Lenders shall have received copies, certified by Borrower, of all filings made with any governmental authority in connection with the Recapitalization and the other Transactions. The Recapitalization shall have been consummated.

                        (C) LLC and Borrower shall have entered into the Merger Agreement, which shall be in full force and effect. The terms, conditions and structure of the Recapitalization and the Merger Agreement, including any amendments thereto (and the documentation therefor), shall be in form and substance satisfactory to the Co-Arrangers and the Required Lenders in their respective sole discretion. The Recapitalization and the Existing Debt Repayment and the financing therefor shall be in compliance with all laws and regulations, or the Co-Arrangers and the Required Lenders shall have determined such to be inapplicable to such transactions.

                        (D) All conditions to the Recapitalization shall have been satisfied, and not waived, amended, supplemented or otherwise modified except with the consent of the Co-Arrangers and the Required Lenders in their respective sole discretion, to the satisfaction of the Co-Arrangers and the Required Lenders. The consideration per share of common stock in the Recapitalization shall not exceed $20.70 per share and an aggregate of $91 million for all shares (except as the result of the valid exercise of appraisal rights in accordance with Texas law), and the aggregate number of shares of common stock of Borrower issued and outstanding immediately prior to the consummation of the Merger (the "Common
                                                                      ------
                        Shares" owned by Borrower's shareholders, if any,
                        ------
                        other than members of the Buyout Group, who shall have exercised or given notice of their intent to exercise the rights of dissenting shareholders under the Texas Business Corporation Act shall be less than ten percent (10%) of the total number of outstanding Common Shares. The Co-Arrangers shall be satisfied with the amount and the terms and conditions of all management rollover of their equity in Borrower in connection with the Recapitalization. The Co-Arrangers shall have received satisfactory evidence that fees and expenses in connection with the Transactions will not exceed $8.0 million. Immediately after the consummation of the transactions, The Co-Arrangers will be satisfied with the direct and indirect capital ownership of the surviving corporation.

                        (E) Borrower shall have received aggregate gross proceeds of at least $100 million from the Senior Subordinated Financing pursuant to agreements, and terms and conditions thereunder, in form and substance reasonably satisfactory to the Co-Arrangers and the Re-quired Lenders. Borrower shall have received aggregate gross proceeds of at least $20 million from the Preferred Stock Financing pursuant to agreements, and terms and conditions thereunder, in form and substance reasonably satisfactory to the Co-Arrangers and Required Lenders.

                        (F) Each of the Transactions (other than extensions of credit under the Credit Facilities) shall have been consummated in all material respects in accordance with the terms hereof and the terms of documentation therefor (without the waiver of any material condition unless consented to by the Co-Arrangers and the Required Lenders in their respective reasonable discretion) that are in form and substance satisfactory to the Co-Arrangers and the Required Lenders in their respective reasonable discretion.

                        (G) All obligations of Borrower and its subsidiaries with respect to the Existing Debt shall be repaid in full (or provisions made therefor satisfactory to the Co-Arrangers and the Required Lenders in their respective reasonable discretion) and all lending commitments thereunder terminated to the satisfaction of the Co-Arrangers and the Required Lenders in their respective sole discretion with all security interests in favor of existing lenders being unconditionally released, and reasonably satisfactory evidence thereof shall have been provided in writing. The Co-Arrangers shall have received a "pay-off" letter with respect to all such debt repaid.

                        (H) All requisite third parties and governmental authorities (domestic and foreign) shall have approved or consented to the Transactions and the other transactions contemplated hereby (without the imposition of any materially burdensome or adverse conditions) and all such approvals and consents shall be in full force and effect (or there shall be a plan satisfactory to the Co-Arrangers and the Required Lenders in their respective sole discretion for the obtaining thereof). All applicable waiting periods shall have expired without any action being taken by any competent authority which restrains, prevents, or imposes materially adverse conditions upon the Transactions.

                        (I) Since the date of the last audited financial statements of Borrower delivered to the Lenders, there shall not have occurred or become known (i) in the reasonable judgment of the Required Lenders any material adverse change or any condition or event that in the sole judgment of the Lenders could be expected to result in a material adverse change in the business, assets, liabilities (contingent or otherwise), operations, condition (financial or otherwise), solvency, properties, prospects or material agreements (each, a "Material Adverse Change") of Borrower and its
                         -----------------------
                        subsidiaries taken as a whole (both before and after giving effect to the Transactions), (ii) any transaction (other than the Transactions) entered into by Borrower or any of its subsidiaries, whether or not in the ordinary course of business, that, in the sole judgment of the Co-Arrangers or the Required Lenders, is material to Borrower and its subsidiaries taken as a whole (after giving effect to the Transactions), or (iii) any dividend or distribution of any kind declared or paid by Borrower on its capital stock.

                        (J) There shall not exist any threatened or pending action, proceeding or counterclaim by or before any court or governmental, administrative or regulatory agency or authority, domestic or foreign, (i) challenging the consummation of any of the Transactions or that could in the sole judgment of the Co-Arrangers and the Required Lenders restrain, prevent or impose burdensome conditions on the Transactions, individually or in the aggregate, or any other transaction contemplated hereunder or (ii) seeking to obtain, or having resulted in the entry of, any judgment, order or injunction that (a) would restrain, prohibit or impose adverse conditions on the ability of the Lenders to make the Loans under the Credit Facilities, (b) in the sole judgment of the Co-Arrangers and Required Lenders could be expected to result in a Material Adverse Change with respect to Borrower and its subsidiaries taken as a whole (both before and after giving effect to the Transactions), (c) could purport to affect the legality, validity or enforceability of any Credit Document or any documents relating thereto or could have a material adverse effect on the ability of any Credit Party to fully and timely perform its obligations under the Credit Documents or the rights and remedies of the Lenders, (d) would be materially inconsistent with the stated assumptions underlying the projections provided to the Co-Arrangers and the Lenders, or (e) seeks any material damages as a result thereof.

                        (K) Any defaults in any material agreements of Borrower or any of its subsidiaries that may result from the Transactions shall have been resolved or otherwise addressed in a manner satisfactory to the Co-Arrangers and the Required Lenders in their respective reasonable discretion; and no law or regulation shall be applicable that restrains, prevents or imposes materially adverse conditions upon any component of the Transactions or the financing thereof, including the extensions of credit under the Credit Facilities.

                        (L) The Co-Arrangers and the Required Lenders shall be satisfied (in their reasonable judgment) with the actual capitalization (including with respect to indebtedness and capital stock) and corporate and organizational structure of Borrower and its subsidiaries (after giving effect to the Transactions), including as to direct and indirect ownership and as to the terms of the indebtedness and capital stock of Borrower and its subsidiaries and as to all other matters relating to their financial and operating condition. Immediately after giving effect to the Transactions, Borrower and its sub-
                           sidiaries shall have no debt or preferred stock (or direct or indirect guarantee in respect thereof) outstanding other than the Credit Facilities, the Senior Subordinated Notes, the Preferred Stock Financing and certain other debt, including capitalized leases, seller notes and non-competes to remain outstanding, in an amount and on terms and conditions and pursuant to documentation acceptable to the Co-Arrangers and NationsBank, and the Co-Arrangers and the Required Lenders shall be satisfied with all other liabilities (contingent or otherwise) of Borrower and its subsidiaries.

                           (M) The Co-Arrangers and the Required Lenders shall be satisfied (in their respective reasonable judgment) with the terms and provisions of all material agreements of Borrower and its subsidiaries.

                           (N) All other documentation and agreements related to the Transactions or which, in the sole judgment of the Co-Arrangers and the Required Lenders, affects the extension of credit under the Credit Facilities in any respect shall be in form and substance satisfactory to the Co-Arrangers and the Required Lenders in their respective sole judgment.

                           (O) All loans and other financing to Borrower shall be in full compliance with all applicable requirements of Regulations G, T, U and X of the Board of Governors of the Federal Reserve System.

                           (P) All accrued fees and expenses of the Lenders, the Co-Arrangers and the Administrative Agent (including the reasonable fees and expenses of counsel to the Lenders, the Co-Arrangers and the Administrative Agent) in connection with the Credit Documents shall have been paid in cash in full.

                           (Q) The Co-Arrangers and the Lenders shall have received third-party environmental reports (including Phase 1 reports) of Borrower and its subsidiaries from an environmental engineering firm acceptable to the Co-Arrangers in their sole discretion and the results thereof shall be satisfactory to the Co-Arrangers and the Required Lenders in their respective sole discretion. Insurance relating to Borrower and its subsidiaries will be in place on and after the Closing Date from insurance companies satisfactory to the Co-Arrangers and the Required Lenders in their respective sole discretion and the terms thereof shall be reasonably satisfactory to the Co-Arrangers and the Required Lenders in their respective sole judgment.

                           (R) The Lenders shall have received a pro forma balance sheet of Borrower and its subsidiaries as at the Closing Date and after giving effect to the Transactions and the financing contemplated hereby, which pro forma balance sheet shall be substantially in conformity with that delivered to the Lenders during syndication and satisfac-tory to the Co-Arrangers and the Required Lenders in their respective sole judgment. The Lenders shall have received projected cash flows and income statements for the period of six years following the Closing Date, which projections shall be (i) based upon reasonable assumptions made in good faith, (ii) satisfactory to the Lenders in their sole discretion and (iii) substantially in conformity with those projections delivered to the Lenders during syndication. The Lenders shall have received (i) audited financial statements of Borrower for fiscal years 1992 through 1997 and (ii) unaudited interim combined financial statements of Borrower for each fiscal month and quarterly period ended subsequent to August 31, 1997 as to which such financial statements are available, and such financial statements shall not, in the sole judgment of the Lenders, reflect any Material Adverse Change with respect to Borrower as compared with the financial statements or projections previously furnished to the Lenders.

                           (S) The Lenders shall have received a business plan or budget for Borrower and its subsidiaries after giving effect to the Transactions for fiscal years 1998 and 1999 satisfactory to the Co-Arrangers in their sole discretion.

                           (T) The Lenders shall have received the results of a recent lien, tax and judgment search in each of the jurisdictions and offices where assets of each of Borrower and its subsidiaries are located or recorded, and such search shall reveal no liens on any of their assets except for liens permitted by the Credit Documents or liens to be discharged in connection with the transactions contemplated hereby.

                           (U) On and as of the Closing Date, after giving effect to the Transactions, the ratio of Borrower's pro forma consolidated total debt to pro forma
                           --- -----                            --- -----
                           trailing four quarter EBITDA shall not be greater than 5.8:1.0, and the Co-Arrangers shall have received an officers' certificate as to the same satisfactory to the Co-Arrangers in their sole discretion (including satisfactory schedules and other supporting data).

                           (V) The Co-Arrangers and the Required Lenders shall be satisfied with the employment (as well as employment agreements, if any) of senior management of Borrower after the Recapitalization.

                           (W) The Lenders shall have received such other legal opinions, corporate documents and other instruments and/or certificates as the Co-Arrangers or the Required Lenders may request in their reasonable discretion.

Conditions to All
 Extensions of Credit:     Each extension of credit under the Credit Facilities
                           will be subject to the (i) absence of any Default or Event of Default, (ii) continued accuracy of representations and warranties (except representations and warranties which are made only as of a prior date), and (iii) absence of any Material
                           Adverse Change and no material adverse effect upon the respective abilities of the Credit Parties to perform their obligations under the Credit Documents.

Representations and
 Warranties:               Customary for facilities similar to the Credit
                           Facilities and such additional representations and warranties as may be required by the Co-Arrangers in their sole discretion, including, but not limited to, no Default or Event of Default; absence of Material
                           Adverse Change; receipt of financial statements
                           (including pro forma financial statements); absence of undisclosed liabilities or material contingent liabilities not disclosed in writing to Co-Arrangers prior to the date hereof; compliance with laws;
                           solvency; no conflicts with laws, charter documents or agreements; good standing; payment of taxes;
                           ownership of properties; corporate power and authority; no burdensome restrictions; ERISA matters;
                           environmental matters; labor matters; absence of material litigation; use of proceeds and margin regulations; no material misstatement or omission;
                           validity and perfection of security interests;
                           absence of liens and security interests; and accuracy of Borrower's representations and warranties in the Merger Agreement.

Affirmative Covenants:     Customary for facilities similar to the Credit
                           Facilities and such others as may be reasonably required by the Co-Arrangers, including, but not limited to, maintenance of corporate existence and rights; compliance with laws; performance of obligations; maintenance of material rights and privileges; maintenance of properties in good repair;
                           maintenance of appropriate and adequate insurance;
                           inspection of books and properties; payment of taxes and other liabilities; notice of defaults, litigation and other adverse action; delivery of financial statements (including consolidating financial statements), financial projections and compliance certificates; ERISA compliance; environmental compliance; and further assurances.

Negative Covenants:        Customary for facilities similar to the Credit
                           Facilities and such others as may be reasonably required by the Co-Arrangers, including, but not limited to, limitation on indebtedness; limitation on liens; limitation on further negative pledges;
                           limitation on loans, investments and joint ventures;
                           limitation on guarantee or other contingent obligations; limitation on restricted payments
                           (including dividends, redemptions and repurchases of equity interests); limitation on fundamental changes
                           (including limitation on mergers, acquisitions and asset sales); limitation on restrictions on amending
                           Credit Documents; limitation on issuance, sale or other disposition of subsidiary stock; limitation on capital expenditures; limitation on operating leases;
                           limitation on sale-leaseback transactions; limita-tion on sale or discount of receivables; limitation on transactions with affiliates; limitation on dividend and other payment restrictions affecting subsidiaries; limitation on changes in business conducted; limitation on amendment of documents relating to other indebtedness and other material documents; limitation on creation of subsidiaries;
                           limitation on designated senior debt under the Senior
                           Subordinated Financing; and limitation on prepayment or repurchase of other indebtedness.

Financial Covenants:       The Credit Facilities will contain financial
                           covenants appropriate in the context of the proposed transaction based upon the financial information provided to the Co-Arranger, including, but not limited to (definitions and numerical calculations to be set forth in the Credit Agreement): minimum interest coverage ratio, minimum fixed charge coverage ratio and maximum total debt to trailing four quarter EBITDA. The financial covenants contemplated above will be tested on a quarterly basis and will apply to Borrower and its subsidiaries on a consolidated basis.

Events of Default:         Customary for facilities similar to the Credit
                           Facilities and others to be specified by the Co-
                           Arrangers, including, but not limited to, nonpayment of principal, interest, fees or other amounts when due; violation of covenants; failure of any representation or warranty to be true in all material respects; cross-default and cross-acceleration;
                           Change in Control (to be defined); bankruptcy and insolvency events; material judgments; ERISA events;
                           change of control under any other indebtedness; and actual or asserted (by Borrower or any affiliate) invalidity of loan documents or security interests.

Yield Protection and
 Increased Costs:          Usual for facilities and transactions of this type,
                           including, but not limited to, in respect of prepayments (which will include reimbursement of redeployment costs in the case of prepayments (or conversion into ABR loans) of LIBOR loans other than at the end of an interest period), taxes (including but not limited to gross-up provisions for withholding taxes imposed by any governmental authority), changes in capital requirements, guidelines or policies or their interpretation or application, illegality, change in circumstances, reserves and other provisions deemed necessary by the Co-Arrangers or the other Lenders to provide customary protection for U.S. and non-U.S. Lenders.

Assignments and
 Participations:           No Credit Party may assign its rights or obligations
                           in connection with the Credit Facilities without the prior written consent of all the Lenders.

                           Lenders shall be permitted to assign and participate loans, notes and commitments. Non-pro rata assignments of loans, notes, and commitments of the Credit Facilities shall be permitted. Each assignment (unless to another Lender or its affiliates) shall be in a mini-mum amount of $5 million (unless Borrower and the Administrative Agent otherwise consents or unless the assigning Lender's exposure is reduced to $0). Assignments shall be permitted with Borrower's consent (not to be unreasonably withheld or delayed), except that no such consent need be obtained to effect an assignment to any Lender (or its affiliates) or if any event of default has occurred and is continuing. Participations shall be permitted without restriction and participants will have the same benefits as the original syndicate Lenders with regard to yield protection and increased costs, collateral benefits and provision of information on the Credit Parties (it being understood that with respect to yield protection and increased cost provisions, such shall be applicable to the participant only if the Lender effecting such participation would have been entitled thereto). Voting rights of participants will be subject to customary limitations. In the case of the Revolving Facility, assignments will require the consent of the L/C Lender. Assignees will assume all of the rights and obligations of the assigning Lender. Assignments to any Credit Party and or any of its affiliates are prohibited without consent of all of the Lenders.

Voting: Amendments to and waivers of any provision of any Credit Document will require the approval of Lenders holding at least a majority of the extensions of credit and commitments under the Credit Agreement (the "Required Lenders"), except that (i) the consent
                                 ----------------
                           of all affected Lenders shall be required with respect to (a) reductions of principal, interest rates or fees, (b) extensions of scheduled interest payments or final maturity or termination of commitments, (c) change in any provisions requiring the consent of all the Lenders, (d) and (e) except as provided in the Credit Documents, release of any Guarantor from its guarantee or any arrangement providing that any obligation other than obligations under the Credit Documents to the Lenders (or interest rate hedges with Lenders or their affiliates) will be secured by the collateral securing the Credit Facilities, (ii) the consent of all of the Lenders shall be required with respect to any release of all or substantially all Collateral securing the Credit Facilities, (iii) no Lender's commitment shall be increased without the consent of such Lender, and (iv) the consent of Lenders holding at least 66-2/3% of the extensions of credit and commitments shall be required with respect to extensions of scheduled amortization or reductions in the amount of any amortization payment.

Expenses and
 Indemnification:          In addition to those out-of-pocket expenses
                           reimbursable under the Commitment Letter, all out-of-
                           pocket expenses of the Co-Arrangers and the
                           Administrative Agent (and the Lenders for enforcement
                           costs and documentary taxes) associated with the
                           preparation, execution and delivery of any waiver or
                           modification (whether or not effective) of, and the
                           enforcement of, any Credit Document (including the
                           reasonable fees, disbursements and other charges of
                           counsel for the Co-Arrangers and the Administrative
                           Agent) are to be paid by Borrower. Borrower will
                           indemnify each of the Co-Arrangers, the
                           Administrative Agent and the other Lenders and hold
                           them harmless from and against all costs, expenses
                           (including fees, disbursements and other charges of
                           counsel) and liabilities arising out of or relating
                           to any litigation or other proceeding (regardless of
                           whether the Co-Arrangers, the Administrative Agent or
                           any such other Lender is a party thereto) that relate
                           to the Transactions or any transactions related
                           thereto; provided, however, that none of the Co-
                                    --------  -------
                           Arrangers, the Administrative Agent or any such other
                           Lender will be indemnified for any cost, expense or liability to the extent determined by a court of competent jurisdiction in a final and nonappealable judgment to have resulted from such person's gross negligence or bad faith.

Governing Law and Forum:   New York.

Waiver of Jury Trial:      All parties to the Credit Agreement waive right to
                           trial by jury.

Counsel for Co-Arrangers:  Cahill Gordon & Reindel.

                                                                         ANNEX I
                                                                         -------

Interest Rates and Fees:   Borrower will be entitled to make borrowings at
                           either LIBOR or ABR, plus (A) with respect to LIBOR
                           Loans, (i) in the case of Loans under the Revolving
                           Facility, 2.50% per annum; (ii) in the case of Loans
                                           --- -----
                           under the Term Loan Facility, 2.50% per annum; and
                                                               --- -----
                           (B) with respect to ABR Loans, (i) in the case of
                           Loans under the Revolving Facility, 1.50% per annum;
                                                                     --- -----
                           and (ii) in the case of Loans under the Term Loan
                           Facility, 1.50% per annum.  A pricing grid governing
                                           --- -----
                           such rates showing stepups/stepdowns in such rates beginning after 12 months after the Closing Date shall be negotiated based upon improved credit measures.

                           "ABR" means the higher of (i) the corporate base
                            ---
                           rate of interest announced by the Administrative Agent from time to time, changing when and as said corporate base rate changes, and (ii) the Federal Funds Rate plus 0.50% per annum. The corporate base
                                                 --- -----
                           rate is not necessarily the lowest rate charged by the Administrative Agent to its customers.

                           "LIBOR" means the rate determined by the
                            -----
                           Administrative Agent to be available to the Lenders in the London interbank market for deposits in the amount of, and for a maturity corresponding to, the amount of the applicable LIBOR Loan, as adjusted for maximum statutory reserves.

                           Commitment fees accrue on the undrawn amount of the Credit Facilities, commencing on the Closing Date. The commitment fee in respect of the Credit Facilities will be 0.50% per annum.
                                                    ---------

                           All commitment fees will be payable in arrears at the end of each quarter and upon any termination of any commitment, in each case for the actual number of days elapsed over a 360-day year.

                                EXHIBIT B-2(a)

                                March 15, 1998

FPK, LLC
106 East Sixth Street
Suite 600
Austin, Texas 78701

Ladies and Gentlemen:

     You have advised the undersigned that FPK, LLC (the "Purchaser"), intends to pursue a proposal for the acquisition or recapitalization (the "Acquisition") of all of the capital stock of Norwood Promotional Products, Inc. (the "Company") on the terms of the Merger Agreement between Purchaser and the Company provided to us. You have retained us to assist you in raising a portion of the funds required to consummate the Acquisition through the sale in a public offering or Rule 144A private placement of up to $100 million principal amount of senior subordinated debt securities (the "Debt Securities") to be issued simultaneous with the closing of the Acquisition by the Company, which will be the survivor of a merger of a subsidiary of the Purchaser into the Company. You have further advised us that the total financing for the Acquisition and related costs and expenses will be approximately $176 million consisting of (i) equity financing of approximately $41 million on terms acceptable to Merrill Lynch (the "Equity Financing"), consisting of (x) approximately $21 million to be provided by certain members of management and employees of the Company and certain other investors, which may include equity currently invested in the Company valued at $20.70 per share (the "Equity Investors") and (y) $20 million in the form of preferred stock, which will be provided by Ares Management, L.P. or any of its affiliates ("Ares"), (ii) a $50 million credit facility, consisting of $25 million in term loans and a $25 million revolving credit facility, of which no more than $10 million will be drawn at closing (the "Bank Facility"), which is the subject of a letter to you from Merrill Lynch Capital Corporation, NationsBank, N.A. and NationsBanc Montgomery Securities LLC, and (iii) the Debt Securities. The Acquisition, the Equity Financing, the issuance of the Debt Securities, and the borrowings under the Bank Facility are herein collectively referred to as the "Transactions." We further understand that the precise structure for the Transactions will be under continuing consideration, may vary from the foregoing, and will be subject to our mutual agreement.

     Subject to the factors listed below, we are highly confident of our ability to sell or place the Debt Securities. The structure, covenants and terms of the Debt Securities will be as determined by Merrill Lynch, Pierce, Fenner & Smith Incorporated and its affiliates ("Merrill Lynch") in each case in consultation with you based on market conditions at the time of the offering or placement of the Debt Securities and on the structure and documentation of the Transactions. The offering or placement of the Debt Securities is subject to (i) there not having occurred or becoming known any material adverse change or any condition or event that could reasonably be expected to result in a material adverse change in the condition (financial or otherwise), assets, liabilities (contingent or otherwise), solvency, results of operations, business, prospects, properties or material agreements of the Purchaser, the Company and their subsidiaries considered as a whole since August 30, 1997 or in the business plan of the Company as provided Merrill Lynch, in each case in Merrill Lynch's sole judgment; (ii) the existence of market conditions similar to those currently existing for high yield debt securities comparable in terms, structure and contemplated credit rating to the Debt Securities, and there not having occurred or likely to occur within a reasonably imminent period of time any disruption or material adverse change in the financial or capital markets in the reasonable opinion of Merrill Lynch; (iii) a consolidated pro forma capitalization of the Purchaser, the Company and their subsidiaries assuming consummation of the Transactions and related financings satisfactory to Merrill Lynch, which capitalization shall be pursuant to arrangements satisfactory to Merrill Lynch in amounts as described in the first paragraph of this letter; (iv) audited and unaudited historical financial statements (including unaudited pro forma financial statements) of the Company, the Purchaser and their subsidiaries reasonably acceptable to Merrill Lynch and as required by the Securities Act of 1933, as amended, and the rules and regulations promulgated pursuant thereto (the "Act") for registration statements filed thereunder (whether or not the Debt Securities are registered under the Act), including without limitation, audited financial statements of the Company for the three most recent preceding fiscal years, together with an unqualified report thereon by an independent accounting firm reasonably acceptable to Merrill Lynch; (v) an equity investment in the Company on terms satisfactory to Merrill Lynch in the aggregate of approximately $41 million, consisting of (x) approximately $21 million of equity financing to be provided by the Equity Investors on terms acceptable to Merrill Lynch and (y) $20 million in the form of preferred stock, which will be provided by Ares, and the arrangement of bank financing through the Bank Facility in the aggregate amount of $50 million consisting of $25 million in term loans and a $25 million revolving credit facility; (vi) terms, structure and arrangements regarding the financing for the Transactions being reasonably satisfactory to Merrill Lynch (including, without limitation, the effect of the Acquisition on any outstanding warrants, options and convertible debt and any documentation relating to the Transactions), and, in addition to the conditions set forth in clause (x) below, such financing being adequate to consummate the Transactions and to meet the anticipated capital requirements of the Purchaser, the Company and their subsidiaries following the Transactions in the sole opinion of Merrill Lynch; (vii) to the extent required by market conditions, the availability of debt warrants, common stock, preferred stock or warrants or convertible non-voting common stock to purchase common stock in the Company in an amount and at a price to be agreed upon by the Purchaser and Merrill Lynch and which debt warrants, common stock, preferred stock, warrants or convertible non-voting stock will be sold or placed by Merrill Lynch in conjunction with the sale of the Debt Securities; (viii) the execution of a customary underwriting agreement or placement agreement and registration rights agreement and other documents in Merrill Lynch's standard forms and satisfaction of the conditions therein stated; (ix) the execution and delivery of definitive documentation, including the acquisition or merger agreement and documentation evidencing the equity financing to be provided by the Equity Investors, relating to and encompassing the terms of the Transactions, all in form and substance reasonably satisfactory to Merrill Lynch, and such documentation not having been amended without the prior written consent of Merrill Lynch and being in full force and effect and all conditions precedent thereunder to the consummation of the Transactions, or the financing thereof, as the case may be, having been satisfied (except to the extent such conditions have been waived with the prior written consent of Merrill Lynch);
(x) receipt of all requisite regulatory, governmental, shareholder and other third party consents required to consummate the Transactions with none of such consents imposing a burdensome condition on the Company or the Purchaser or any of their subsidiaries in the reasonable opinion of Merrill Lynch; (xi) satisfactory completion of Merrill Lynch's business, legal, environmental and accounting due diligence review up until the closing of the sale of the Debt Securities; (xii) Merrill Lynch having a reasonable time to market the Debt Securities based on its experience in comparable transactions and existing market conditions, as the case may be, and the marketing process having been conducted in a manner reasonably satisfactory to Merrill Lynch; (xiii) receipt of a letter from a valuation firm reasonably acceptable to Merrill Lynch as to the solvency of the Company and their subsidiaries after giving effect to the Transactions and the financing therefor; (xiv) there not having occurred, and there not being any likelihood of an occurrence within a reasonably imminent period of time of, any disruption or material adverse change or development involving a prospective material adverse change in or affecting the loan syndication or financial, banking, currency or capital markets in general (either in the United States or any international market), in the reasonable opinion of Merrill Lynch; (xv) Merrill Lynch having received such opinions, reports, instruments, agreements and other documents as Merrill Lynch may reasonably request; (xvi) no default existing under the terms of any material agreement of the Company or the Purchaser or any of their subsidiaries; (xvii) there not existing any threatened, instituted or pending action, proceeding or counterclaim by or before any court or governmental, administrative or regulatory agency or authority, domestic or foreign, challenging the Transactions or the transactions contemplated thereby or seeking to obtain, or having resulted in the entry of, any judgment, order or injunction that would restrain, prohibit or impose materially adverse conditions on the ability of Merrill Lynch to sell the Debt Securities or on the consummation of the Transactions, or seeking any material damages as a result thereof, or seeking to prohibit the ownership or operation by the Company, the Purchaser or any of their subsidiaries of all or a material portion of any of their businesses or assets or the businesses and assets of the Company, or otherwise materially adversely affecting the Company, the Purchaser or any of their subsidiaries; (xviii) no change or proposed change in United States law that could reasonably be expected to materially and adversely affect the economic consequences, including tax treatment, the Company and the Purchaser contemplate deriving from the Transactions; and (xix) the Debt Securities shall have received a rating of at least B3 from Standard & Poor's and at least B- from Moody's Investors Service, Inc. The terms and conditions of, and documentation relating to, the items enumerated above shall be on terms and in form and substance reasonably acceptable to Merrill Lynch. This letter is solely for use by the Purchaser and may not be disclosed (other than to the Company or its advisors) without our prior written consent. This letter does not reflect a commitment to underwrite or place the Debt Securities and shall be effective upon the date hereof and shall expire 180 days from the date hereof.

          This letter agreement shall be governed by, and construed in accordance with, the laws of the State of New York applicable to contracts executed in and to be performed in that state (without giving effect to the conflicts of law principles thereof).

                              Very truly yours,

                              MERRILL LYNCH, PIERCE, FENNER & SMITH
                                         INCORPORATED

                              By:
                                  ---------------------------------
                                  Name:
                                  Title:


Agreed and Accepted:

FPK, LLC


By: /s/ Frank P. Krasovec
    ---------------------------
   Name:
   Title:

                                EXHIBIT B-3(a)

                     ARES LEVERAGED INVESTMENT FUND, L.P.
                            Los Angeles, California




                                March 14, 1998

FPK, LLC
106 E. 6th St.
Austin, Texas 78701

   Attention: Mr. Krasovec

Sir:

     You have advised us that FPK, LLC, a Delaware limited liability company
(AFPK) intends to pursue a proposal for the acquisition or recapitalization (the "Recapitalization") of all of the capital stock of Norwood Promotional Products, Inc. (the "Company") on the terms of the Merger Agreement between FPK and the Company provided to you. You have advised us that in connection with the Recapitalization approximately $135 million of debt will be incurred which it is currently anticipated will be comprised as described below. All other debt of the Company (consisting of approximately $47 million under the Company's existing $125.0 million credit facility and certain other outstanding debt) will be repaid or called for redemption simultaneously with the completion of the Recapitalization.

     To complete the Recapitalization and refinancing described above, and to pay the costs and expenses related to the Recapitalization and related financings, you have advised us that the total financing for the Recapitalization and related costs and expenses will be approximately $176 million consisting of (i) equity financing of approximately $41 million (the "Equity Financing") consisting of (x) approximately $21 million to be provided by certain members of management and employees of the Company and certain other investors, which may include equity currently invested in the Company valued at $20.70 per share (the "Equity Investors") and (y) $20 million in the form of preferred stock and common stock (the "Units"), which will be provided by Ares Leveraged Investment Fund, L.P. or any of its affiliates ("Ares"), (ii) a $50 million credit facility (the "Bank Facility"), consisting of (A) a $25 million term loan which will be fully drawn at the closing of the Recapitalization (the "Closing") and (B) a $25 million revolving credit facility, of which no more than $10 million will be drawn at Closing, which is the subject of a letter to you from Merrill Lynch Capital Corporation, NationsBank, N.A. and NationsBanc Montgomery Securities LLC, and (iii) funds raised through the sale in a public offering or Rule 144A private placement of up to $100 million principal amount of senior subordinated debt securities (the "Debt Securities") to be issued simultaneous with the Closing. The Recapitalization, the Equity Financing, the borrowings under the Bank Facility, and the issuance of the Debt Securities, are collectively referred to as the "Transactions." We further understand that the precise structure for the Transactions will be under continuing consideration, may vary from the foregoing, and will be subject to our mutual agreement.

     FPK has asked Ares to purchase the Units. The shares of common stock included in the Units will constitute 15% of the Company's common equity on a fully diluted basis. In reliance upon the information you have provided to us, and subject to the terms and conditions hereof, Ares is pleased to commit to purchase (the "Purchase") the Units, the principal terms and conditions of which are set forth in the accompanying Summary of Terms and Conditions which is made a part hereof. The commitment of Ares hereunder is subject to each of the terms and conditions set forth herein and in the accompanying Summary of Terms and Conditions, and to the satisfaction of each of the following conditions precedent in a manner acceptable to Ares:

     (a) execution by FPK, the Company and/or other appropriate parties of the Merger Agreement and related documentation in form and substance satisfactory to Ares; provided, however, that Ares acknowledges that a Merger Agreement in substantially the form of the draft dated March 11, 1998 which was provided to Ares will be satisfactory to Ares;

     (b) there not having occurred and being continuing since the date hereof a material adverse change in the market for high yield debt or equity financings or a material disruption of, or a material adverse change in, financial, banking or capital market conditions, in each case as determined by Ares in its reasonable discretion;

     (c) there not having occurred or becoming known any material adverse change or any condition or event that could reasonably be expected to result in a material adverse change in the condition (financial or otherwise), assets, liabilities (contingent or otherwise), solvency, results of operations, business, prospects, properties or material agreements of the Company and its subsidiaries considered as a whole since August 30, 1997 or in its business plan as provided to Ares, in each case in the Ares' sole judgment;

     (d) a consolidated pro forma capitalization of the Company and its subsidiaries assuming consummation of the Transactions and related financings satisfactory to Ares in amounts described in the second paragraph of this letter;

     (e) approximately $21 million of equity financing to be provided by the Equity Investors on terms acceptable to Ares;

     (f) terms, structure and arrangements regarding the financing for the Transactions being reasonably satisfactory to the Ares (including, without limitation, the effect of the Recapitalization on any outstanding warrants, options and convertible debt and any documentation relating to the Transactions), and, in addition to the conditions set forth in clause (i) below, such financing being adequate to consummate the Transactions and to meet the anticipated capital requirements of the Company and its subsidiaries following the Transactions in the sole opinion of Ares;

     (g) the execution of a customary stock purchase agreement, certificate of designation, and shareholders agreement and other documents in Ares standard forms and satisfaction of the conditions therein stated;

     (h) the execution and delivery of definitive documentation, including the acquisition or merger agreement, employment agreements with senior management and documentation evidencing the equity financing to be provided by the Equity Investors, relating to and encompassing the terms of the Transactions, all in form and substance reasonably satisfactory to Ares, and such documentation not having been amended without the prior written consent of Ares and being in full force and effect and all conditions precedent thereunder to the consummation of the Transactions, or the financing thereof, as the case may be, having been satisfied (except to the extent such conditions have been waived with the prior written consent of Ares);

     (i) receipt of all requisite regulatory, governmental, shareholder and other third party consents required to consummate the Transactions with none of such consents imposing a burdensome condition on FPK or the Company or any of their subsidiaries in the reasonable opinion of Ares;

     (j) completion of Ares' financial, legal, accounting, business, environmental, tax and other diligence, the results of which shall be satisfactory to Ares in its sole discretion;

     (k) Ares having received such opinions, reports, instruments, agreement and other documents as Ares may reasonably request;

     (l) no default existing under the terms of any material agreement of FPK or the Company or any of their subsidiaries;

     (m) there not existing any threatened, instituted or pending action, proceeding or counterclaim by or before any court or governmental administrative or regulatory agency or authority, domestic or foreign, challenging the Transactions or the transactions contemplated thereby or seeking to obtain, or having resulted in the entry of, any judgment, order or injunction that would restrain, prohibit or impose materially adverse conditions on the consummation of the Transactions, or seeking any material damages as a result thereof, or seeking to prohibit the ownership or operation by FPK or any of its subsidiaries of all or a material portion of any of their businesses or assets of the businesses and assets of the Company, or otherwise materially adversely affecting FPK or the Company or any of their subsidiaries; and

     (n) no change or proposed change in United States law that could reasonably be expected to materially and adversely affect the economic consequences, including the tax treatment, FPK or the Company contemplate deriving from the Transactions.

     If the continuing review by Ares of the Company discloses information relating to conditions or events not previously disclosed to Ares or relating to new information or additional developments concerning conditions or events previously disclosed to Ares which Ares, in its reasonable discretion believes may have a material adverse effect on the condition (financial or otherwise), assets, properties, business, operations or prospects of the Company and its subsidiaries, taken as a whole, Ares may, in its reasonable discretion, suggest alternative terms and conditions applicable to the Units that ensure adequate protection for Ares, or decline to consummate the Purchase.

     This commitment will expire at noon (Pacific time) on March 16, 1998, unless prior thereto a copy of this letter reflecting your acceptance of this commitment is returned to Ares, attention of the undersigned. If accepted in accordance with the foregoing, then this commitment will expire 180 days from execution and delivery of the Merger Agreement.

     You hereby represent, warrant and covenant that, to the best of your knowledge (a) all information other than Projections (as defined below) which has been or is hereafter made available to Ares by you or any of your representatives in connection with the Transactions contemplated hereby ("Information") is and will be complete and correct in all material respects and does not and will not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements contained therein not misleading, and (b) all financial projections concerning the Company that have been or are hereafter made available to Ares by you or any of your representatives (the "Projections") have been or will be prepared in good faith based upon reasonable assumptions. You agree to furnish us with such Information and Projections from time to time until the closing date for the Purchase so that the representation and warranty in the preceding sentence is correct on the such date.

     IF ARES BECOMES INVOLVED IN ANY CAPACITY IN ANY ACTION, PROCEEDING OR INVESTIGATION IN CONNECTION WITH ANY MATTER CONTEMPLATED BY THIS LETTER, FPK WILL REIMBURSE ARES FOR ITS REASONABLE LEGAL AND OTHER EXPENSES (INCLUDING THE COST OF ANY INVESTIGATION AND PREPARATION) AS THEY ARE INCURRED BY ARES.

FPK ALSO AGREES TO INDEMNIFY AND HOLD HARMLESS ARES AND ITS AFFILIATES AND THEIR RESPECTIVE DIRECTORS, OFFICERS, EMPLOYEES AND AGENTS (THE "INDEMNIFIED PARTIES") FROM AND AGAINST ANY AND ALL LOSSES, CLAIMS, DAMAGES AND LIABILITIES, JOINT OR SEVERAL, RELATED TO OR ARISING OUT OF ANY MATTERS CONTEMPLATED BY THIS LETTER (INCLUDING ANY ARISING OUT OF THE NEGLIGENCE OF ANY INDEMNIFIED PARTY), UNLESS AND ONLY TO THE EXTENT THAT IT SHALL BE FINALLY JUDICIALLY DETERMINED THAT SUCH LOSSES, CLAIMS, DAMAGES OR LIABILITIES RESULTED PRIMARILY FROM THE GROSS NEGLIGENCE OR WILLFUL MISCONDUCT OF ARES OR SUCH OTHER INDEMNIFIED PARTY. IN THE EVENT OF ANY DISPUTE ARISING OUT OF OR BASED UPON THIS COMMITMENT LETTER OR THE TRANSACTIONS CONTEMPLATED HEREBY, FPK WILL WAIVE ANY RIGHT IT MAY HAVE TO A TRIAL BY JURY.

     The provisions of the immediately preceding paragraph shall remain in full force and effect regardless of whether definitive documentation relating to the Purchase shall be executed and delivered and notwithstanding the termination of this letter agreement or the commitment of Ares hereunder, provided, however, that the provisions of the immediately preceding two paragraphs shall be superseded by the provisions of the definitive documentation relating to the Purchase.

     This commitment may be assigned (in whole or in part) by Ares to any of its affiliates, without your consent, provided that Ares continues to be bound hereby.

     Except as required by applicable law, this letter, the Summary of Terms and Conditions, and the letter from Ares to FPK related to certain fees of even date herewith (the "Fee Letter") and the contents hereof and thereof shall not be disclosed by you to any third party without the prior consent of Ares, other than to your attorneys, financial advisors, accountants and lenders, in each case to the extent necessary in your reasonable judgment; provided, however, it is understood and agreed that after your acceptance of this letter, the Summary of Terms and Conditions and the Fee Letter, you may disclose the terms of this letter and the Summary of Terms and Conditions (but not the Fee Letter) to the Company and its attorneys and financial advisors, accountants and lenders in connection with the Recapitalization, in filings with the SEC and other applicable regulatory authorities and stock exchanges, and in proxy and other materials disseminated to stockholders and other purchasers of securities of the FPK. Without limiting the foregoing, if you disclose the contents of this letter or the Fee Letter in contravention of the preceding sentence, you shall be deemed to have accepted the terms of this Commitment Letter and Summary of Terms and Conditions, and the Fee Letter.

     THIS LETTER (INCLUDING THE SUMMARY OF TERMS AND CONDITIONS) AND THE FEE LETTER REPRESENTS THE FINAL AGREEMENT BETWEEN THE PARTIES WITH RESPECT TO THE MATTERS COVERED HEREIN AND THEREIN AND MAY NOT BE CONTRADICTED BY EVIDENCE OF PRIOR, CONTEMPORANEOUS, OR SUBSEQUENT ORAL AGREEMENT OF THE PARTIES. THERE ARE NO UNWRITTEN ORAL AGREEMENTS BETWEEN THE PARTIES RELATING TO THE SUBJECT MATTER HEREOF.

     THIS LETTER SHALL BE GOVERNED BY AND CONSTRUED IN ACCORDANCE WITH THE LAWS OF THE STATE OF NEW YORK WITHOUT REGARD TO ITS PRINCIPLES OF CONFLICTS OF LAW.

     This letter may be executed in counterparts, which when taken together shall constitute an original.

     We look forward to working with you on this transaction.

                                    Very truly yours,

                                    Ares Leveraged Investment Fund L.P.

                                    By: Ares Management, L.P.
                                        its general partner


                                    By: /s/ Bennett Rosenthal
                                       ----------------------
                                          Bennett Rosenthal


Accepted:

FPK, LLC


By: /s/ Frank P. Krasovec
    -------------------------------
  Name:  Frank P. Krasovec
  Title:
        ---------------------------
  Date:
       ----------------------------

                                 EXHIBIT B-3(b)

                    20,000 UNITS CONSISTING OF ONE SHARE OF

                 SENIOR REDEEMABLE EXCHANGEABLE PREFERRED STOCK

                           AND SHARES OF COMMON STOCK

                   SUMMARY OF INDICATIVE TERMS AND CONDITIONS

                                 MARCH 14, 1998


ISSUER:                  Norwood Promotional Products, Inc. (the "Company").

INITIAL PURCHASER:       One or more affiliates of Ares Leveraged Investment
                         Fund, L.P. (the "Purchaser").

ISSUE: 20,000 Units (the "Units") each consisting of (i) one share of Senior Redeemable Exchangeable Preferred Stock with a liquidation preference (the "Liquidation Preference") of $1,000 per share (the "Preferred Stock"), and (ii) Common Stock (the "Common Stock"). The total number of shares of Common Stock will represent 15% of the fully diluted common equity of the Company as of the date of the closing (the "Closing") of the Recapitalization, after giving effect to all the transactions contemplated thereby. All outstanding options, warrants and convertible debt will be counted in making such dilution calculation.

GROSS PROCEEDS:          $20 million.

USE OF PROCEEDS:         To finance, in part, the proposed recapitalization of
                         the Company (such financing, the "Recapitalization").

RANKING: Senior to all other classes of capital stock of the Company, now outstanding or hereafter issued.

DIVIDENDS:               The annual dividend rate (the "Dividend Rate") will be
                         the greater of (i) 12.25% and (ii) the yield to maturity on the Senior Subordinated Notes to be issued as part of financing the Recapitalization plus 250 basis points.

                         From the date of the Closing through the fifth anniversary of the Closing, dividends will be payable (at the Company's option) in additional shares of Preferred Stock or cash. After the fifth anniversary of the Closing, dividends will be payable in cash. All dividends accumulate and are payable (whether in cash or Preferred Stock) quarterly, in arrears. Dividends will cumulate on all unpaid dividends at the applicable annual Dividend Rate.

OPTIONAL REDEMPTION:     The Preferred Stock is redeemable, in whole or in part,
                         at the option of the Company at any time on or after the dividend payment date that is closest to the fifth anniversary of the Closing at the redemption prices set forth below plus accrued and unpaid interest to the applicable redemption date, if redeemed during the 12-month period beginning on the dividend payment date closest to the anniversary of the Closing of the years indicated below:

                         Year                 Percentage of Liquidation Preference
                         ----                 ------------------------------------
                         2003                 100 + 1/2 of Dividend Rate
                                              (i.e. 106.13%/2/)
                         2004                 100 + 1/4 of Dividend Rate
                                              (i.e. 103.06%/1/)
                         2005 and thereafter  100.00%

                         The Preferred Stock will also be redeemable at the option of the Company any time on or prior to the fifth anniversary of the Closing in whole and not in part, for cash (i) within 20 days of any Public Equity Offering with the net proceeds of such offering or (ii) upon a Change of Control, in each case, at a redemption price, stated as a percentage of Liquidation Preference, equal to 100 plus the Dividend Rate (i.e. 112.25%./1/)

MANDATORY REDEMPTION:    The Preferred Stock is subject to mandatory redemption
                         by the Company on the tenth anniversary of the Closing, at a redemption price equal to 100% of the Liquidation
                         Preference, plus accrued and unpaid dividends.

EXCHANGE PROVISIONS:     The Company will have the option to exchange the
                         Preferred Stock for Subordinated Notes at any time. The
                         Subordinated Notes will have substantially the same terms as the Preferred Stock.

VOTING RIGHTS:           The holders of the Preferred Stock shall have no voting
                         rights with respect to the Preferred Stock, other than as required by law. In addition, if the Company has not paid cash dividends as required, is in breach of any of the covenants, fails to make a mandatory redemption, or fails to make full payment at final maturity or acceleration of other debt of the Company, the holders of the Preferred Stock shall have the right to elect the lesser of (i) two directors and (ii) 25% of the Board of Directors of the Company (rounded up to the next whole person) until such time as the Company is fully current in all dividend payment obligations, has cured the breach or has made all mandatory redemptions, as applicable.

REGISTRATION RIGHTS:     Holders of the Preferred Stock will be entitled to two
                         demand registration rights at the Company's expense, as well as an unlimited piggyback registration rights at the Company's expense.

--------------------
/2/ Based on an assumed Dividend Rate of 12.25%.

                         See "Common Stock" for registration rights with respect to the Common Stock.

INFORMATION AND
ACCESS TO MANAGEMENT:    Holders of Preferred Stock and Common Stock will be
                         provided with reasonable access to management and detailed financial and operating information upon request.

REPRESENTATIONS AND
WARRANTIES:              Usual and customary for a transaction of this type.

COVENANTS:               Usual and customary including, but not limited to;

                         (i)   a debt and preferred stock incurrence test;

                         (ii) limitations on the right of subsidiaries to issue stock;

                         (iii) limitations on restricted payments;

                         (iv)  limitations on mergers and asset sales;

                         (v)   provision of financial and other information;

                         (vi)  transactions with affiliates; and

                         (vii) limitations on changes of control, the breach of
                               which will vest in Purchaser the right to require the Company to redeem or repurchase the Preferred Stock at 101% of the Liquidation Preference at the time of redemption or repurchase, plus accrued and unpaid dividends.

SEPARABILITY:            The Preferred Stock and the Common Stock shall be
                         separable at the option of the Purchaser.

COMMON STOCK:            The holders of the Common Stock shall have the benefit
                         of the following provisions: (i) a customary shareholders agreement including, among other things, tag along and drag along rights, (ii) two demand registration rights at the Company's expense and (iii) unlimited piggyback registration rights at the Company's expense.

BOARD REPRESENTATION:    Purchaser will be entitled to have one person nominated
                         and have elected to the Company's board of directors.

COMMITMENT FEE:          $400,000, earned at signing and payable at Closing.

EXPENSES:                The Company will pay all of the Purchaser's reasonable
                         out-of-pocket fees and expenses relating to the transactions contemplated hereby, including, but not limited to, the fees and expenses of Ares's legal counsel and due diligence expenses.

GOVERNING LAW:           New York, as to agreements; Texas, as to Preferred
                         Stock.

CONDITIONS PRECEDENT:    The obligation of the Purchaser to purchase the
                         Preferred Stock at Closing shall be subject to the satisfaction of conditions precedent usual and customary for leveraged financings generally and for this transaction in particular, including, but not limited to, the following:

                         (i) The negotiation, execution and delivery of definitive documentation reasonably satisfactory to the Purchaser.

                         (ii) The Purchaser shall have completed reasonable and customary financial, legal, accounting, business, environmental, tax and other diligence, the results of which shall be satisfactory to it in its sole discretion.

                         (iii) The Purchaser shall be satisfied with the: (a)
                               legal and tax structure of the Recapitalization,
                               (b) the final sources and uses of funds (and the terms thereof) raised in connection with the Recapitalization, (c) the capital structure and ownership of the Company and (d) the terms of the overall transaction.

                         (iv) There shall not have occurred, in the Purchaser's reasonable estimation, a material adverse change since August 30, 1997 in the business, assets, operations, condition (financial or otherwise) or prospects of the Company and its subsidiaries, taken as a whole, or in the facts and information regarding such entities as represented to date.

                         (v) The Purchaser shall have received satisfactory customary opinions of counsel to the Company (which shall cover, among other things, authority, legality, validity, binding effect and enforceability of the documents for the Units) and such corporate resolutions, certificates and other documents as the Purchaser shall reasonably require.

                         (vi) Receipt of all governmental, shareholder and third party consents and approvals necessary, in the opinion of the Purchaser, in connection with the purchase of the Company and the related financings and other transactions contemplated hereby and expiration of all applicable waiting periods without any action being taken by any authority that could restrain, prevent or impose any material adverse conditions on the Company, the Company, or such other transactions, or that could seek or threaten and of the foregoing, and no law or regulation shall be applicable which in the judgment of the Purchaser could have such effect.

                         (vii) The Company and its subsidiaries shall be in compliance in all material respects with all existing financial obligations (after giving effect to the Recapitalization).

                         (viii) Certain key executives of the Company and the
                                Company will have entered into customary employment agreements with the Company.

OTHER: This Summary of Terms is intended as an outline only and does not purport to summarize all the conditions, covenants, representations, warranties and other provisions which would be contained in definitive legal documentation for the purchase of the Preferred Stock contemplated hereby.